‘Filed pursuant to General
Instruction II.L. of Form F-10
File No. 333-227245

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement (this “Prospectus Supplement”), together with the short form base shelf prospectus dated September 18, 2018 to which it relates, as amended or supplemented (the “Base Shelf Prospectus”), and each document incorporated or deemed to be incorporated by reference in the Base Shelf Prospectus or this Prospectus Supplement (collectively, this “Prospectus”) constitutes a public offering of these securities only in those jurisdictions where they may lawfully be offered for sale and therein only by persons permitted to sell such securities.

No distribution of securities pursuant to this Prospectus will be made to purchasers in Canada. See “Underwriting.”

PROSPECTUS SUPPLEMENT
To a Short Form Base Shelf Prospectus dated September 18, 2018

New Issue	May 16, 2019

ALGONQUIN POWER & UTILITIES CORP.

U.S.$350,000,000
6.20% Fixed-to-Floating Subordinated Notes – Series 2019-A due July 1, 2079
Preferred Shares Issuable Upon Automatic Conversion

Algonquin Power & Utilities Corp. (the “Corporation” or “Algonquin”) is hereby qualifying the distribution (the “Offering”) of $350,000,000 principal amount of unsecured 6.20% Fixed-to-Floating Subordinated Notes – Series 2019-A due July 1, 2079 (the “Notes”). The Notes will mature on July 1, 2079 (the “Maturity Date”). The terms and offering price of the Notes were determined by negotiation between Algonquin and BofA Securities, Inc., J.P. Morgan Securities LLC, RBC Capital Markets, LLC and Wells Fargo Securities, LLC, as representatives (collectively, the “Representatives”) to the several underwriters (collectively, the “Underwriters”) named in Schedule A to a certain underwriting agreement (the “Underwriting Agreement”) between the Corporation and the Representatives. See “Underwriting.” The closing of the Offering is expected to occur on or about May 23, 2019, or such later date(s) as the Corporation and the Underwriters may agree (the “Issue Date”).

The Corporation will pay interest on the Notes quarterly on every January 1, April 1, July 1, October 1 of each year during which the Notes are outstanding until July 1, 2079 (each such quarterly date, an “Interest Payment Date”). The Corporation will pay interest on the Notes at a fixed rate of 6.20% per year in equal quarterly installments on each Interest Payment Date until July 1, 2024. Starting on July 1, 2024, and quarterly on every January 1, April 1, July 1, October 1 of each year during which the Notes are outstanding thereafter until July 1, 2079 (each such date, an “Interest Reset Date”), the interest rate on the Notes will be reset to an interest rate per annum equal to (i) starting on July 1, 2024, on every Interest Reset Date until July 1, 2029, the three month LIBOR (as hereinafter defined) plus 4.01%, payable in arrears, (ii) starting on July 1, 2029, on every Interest Reset Date until July 1, 2049, the three month LIBOR plus 4.26%, payable in arrears and (iii) starting on July 1, 2049, on every Interest Reset Date until July 1, 2079, the three month LIBOR plus 5.01%, payable in arrears.

	Price to Public(1)	Underwriting Commission(2)	Net Proceeds, to Algonquin(3)
Per Note	$25.0000	$0.5411	$24.4589
Total	$350,000,000	$7,575,000	$342,425,000
(1)	Plus accrued interest, if any, from May 23, 2019, if initial settlement occurs after that date.
(2)	Reflects $300,000,000 principal amount of Notes sold to institutional investors, for which the Underwriters received an underwriting commission of $0.5000 per Note, and $50,000,000 principal amount of Notes sold to retail investors, for which the Underwriters received an underwriting commission of $0.7875 per Note.
(3)	Proceeds of the Offering after deducting the underwriting commission but before accounting for any additional expenses of the Offering paid or payable by the Corporation and/or reimbursements of such expenses by the Underwriters. Total expenses of the Offering, including the underwriting commission, are estimated to be approximately $7,925,000, a portion of which the Underwriters have agreed to reimburse to the Corporation. See “Underwriting”.

Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions intended to stabilize or maintain the market price of the Notes at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. The Underwriters propose to offer the Notes initially at the offering price specified above. After the Underwriters have made reasonable efforts to sell all of the Notes offered by this Prospectus Supplement at such price, the Underwriters may reduce the offering price to investors from time to time in order to sell any of the Notes remaining unsold. Any such reduction in the offering price shall not affect the purchase price to be paid to the Corporation. See “Underwriting.”

This Offering is made by a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted by the United States (the “U.S.”) and Canada, to prepare this Prospectus Supplement in accordance with Canadian disclosure requirements. Purchasers of the Notes should be aware that such requirements are different from those of the U.S.

The Underwriters expect to deliver the Notes on or about May 23, 2019 in book-entry form through The Depository Trust Company and its direct and indirect participants (each, a “Participant”), including Euroclear Bank S.A./N.V. and Clearstream Banking S.A.

Joint Book-Running Managers

BofA Merrill Lynch	J.P. Morgan	RBC Capital Markets	Wells Fargo Securities

So long as no event of default has occurred and is continuing, the Corporation may elect, at its sole option, to defer the interest payable on the Notes on one or more occasions for up to five consecutive years (a “Deferral Period”). Deferred interest will accrue, compounding on each subsequent Interest Payment Date, until paid. No Deferral Period may extend beyond the Maturity Date.

The Notes, including accrued and unpaid interest thereon, will be converted automatically (an “Automatic Conversion”), without the consent of the holders thereof, into shares of a newly-issued series of preferred shares of the Corporation (the “Conversion Preferred Shares”) upon the occurrence of an Automatic Conversion Event (as hereinafter defined). As the events that give rise to an Automatic Conversion are bankruptcy and related events, it is in the interest of the Corporation to ensure that an Automatic Conversion does not occur, although the events that could give rise to an Automatic Conversion may be beyond the Corporation’s control.

On or after July 1, 2024, the Corporation may, at its option, redeem the Notes, in whole at any time or in part from time to time on any Interest Payment Date at a redemption price equal to 100.00% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for such redemption.

After the occurrence of a Tax Event (as hereinafter defined), the Corporation may, at its option, redeem all (but not less than all) of the Notes at a redemption price equal to 100.00% of the principal amount thereof, together with accrued and unpaid interest to but excluding the date fixed for such redemption.

Prior to the initial Interest Reset Date and within 90 days of a Rating Event (as hereinafter defined), the Corporation may, at its option, redeem all (but not less than all) of the Notes at a redemption price equal to 102.00% of the principal amount thereof, together with accrued and unpaid interest to but excluding the date fixed for such redemption.

The Underwriters, as principals, conditionally offer the Notes in the U.S., subject to prior sale, if, as and when issued and sold by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement and referred to under “Underwriting” and subject to the approval of certain legal matters on behalf of the Corporation by Blake, Cassels & Graydon LLP, as to Canadian matters, and Gibson, Dunn & Crutcher LLP, as to U.S. matters, and on behalf of the Underwriters by Cravath, Swaine & Moore LLP, as to U.S. matters, and Bennett Jones LLP, as to Canadian matters.

There is currently no market through which the Notes may be sold and purchasers may not be able to resell the Notes purchased under this Prospectus Supplement and the Base Shelf Prospectus to which it relates. This may affect the pricing of the Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Notes, and the extent of issuer regulation. See “Risk Factors.” The Corporation intends to apply to list the Notes on the New York Stock Exchange (“NYSE”). If the application is approved, the Corporation expects trading on the NYSE to begin within 30 days of the initial issuance of the Notes.

An investment in the Notes is subject to certain risks. Furthermore, an investment in the Notes could be replaced in certain circumstances, without the consent of the holder, by Conversion Preferred Shares. Prospective purchasers should therefore carefully consider the disclosure with respect to the Corporation and the Conversion Preferred Shares included and incorporated by reference in this Prospectus Supplement. See “Risk Factors.”

Owning the Notes may subject you to tax consequences both in the United States and Canada. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations” in this Prospectus Supplement.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of Canada, that most of its officers and directors are residents of Canada and that a substantial portion of the assets of the Corporation and said persons are located outside the U.S. See “Enforcement of Certain Civil Liabilities” in this Prospectus Supplement and in the Base Shelf Prospectus.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE OR CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE NOTES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

BofA Securities, Inc., J.P. Morgan Securities LLC, RBC Capital Markets, LLC and Wells Fargo Securities, LLC are affiliates of financial institutions which are lenders to the Corporation and/or certain subsidiary entities of the Corporation. Consequently, the Corporation may be considered a connected issuer to each of the foregoing Underwriters for purposes of applicable Canadian securities laws. See “Relationship Between the Corporation and Certain Underwriters.”

Melissa Stapleton Barnes, Masheed Saidi, D. Randy Laney and Dilek Samil, directors of the Corporation, all reside outside of Canada. Each of Ms. Barnes, Ms. Saidi, Mr. Laney and Ms. Samil has appointed Algonquin Power & Utilities Corp., 354 Davis Road, Oakville, Ontario, L6J 2X1 as his or her agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. See “Enforcement of Certain Civil Liabilities.”

The registered and head office of the Corporation is located at 354 Davis Road, Oakville, Ontario, L6J 2X1.

Prospectus Supplement

Base Shelf Prospectus

S-i

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING BASE SHELF PROSPECTUS

This document consists of two parts. The first part is this Prospectus Supplement, which describes certain terms of the Notes and the Conversion Preferred Shares and also adds to and updates certain information contained in the Base Shelf Prospectus and the documents incorporated by reference therein. The second part, the Base Shelf Prospectus, gives more general information, some of which may not apply to the Notes offered hereunder. Defined terms or abbreviations used in this Prospectus Supplement that are not defined herein have the meanings ascribed thereto in the Base Shelf Prospectus.

If the description of the Notes varies between this Prospectus Supplement and the Base Shelf Prospectus, you should rely on the information in this Prospectus Supplement.

Investors should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus. The Corporation is not, and the Underwriters are not, making an offer to sell the Notes in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information appearing in this Prospectus Supplement, the Base Shelf Prospectus or any documents incorporated by reference in this Prospectus is accurate as of any date other than the date on the front of those documents, as the Corporation’s business, operating results, financial condition and prospects may have changed since that date.

Unless the context otherwise requires, all references in the Base Shelf Prospectus and this Prospectus Supplement to “the Corporation”, “Algonquin”, “we” and “us” refer to Algonquin Power & Utilities Corp., the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. and partnership and trust interests held by Algonquin Power & Utilities Corp. and its subsidiary entities.

CURRENCY

In this Prospectus Supplement, unless otherwise specified or the context requires otherwise, all dollar amounts are expressed in U.S. dollars. References to “dollars”, “$” or “U.S.$” are to lawful currency of the United States of America. References to “Canadian dollars” or “C$” are to lawful currency of Canada.

The following table sets forth, for each of the periods indicated, the period end exchange rate, the average exchange rate and the high and low exchange rates of one Canadian dollar in exchange for U.S. dollars, based on the historical noon exchange rate for the year ended December 31, 2016, and based on the daily exchange rate for the years ended December 31, 2017 and 2018 and for the three months ended March 31, 2018 and 2019, in each case as reported by the Bank of Canada.

	Three months ended March 31,		Year ended December 31,
	2019	2018	2018	2017	2016
High	0.7637	0.8138	0.8138	0.8245	0.7972
Low	0.7353	0.7641	0.7330	0.7276	0.6854
Average	0.7522	0.7910	0.7721	0.7708	0.7548
Period End	0.7483	0.7756	0.7330	0.7971	0.7448

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION

This Prospectus, including the documents incorporated by reference, contains statements that constitute “forward-looking information” within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws or “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). The words “anticipates,” “believes,” “budget,” “could,” “estimates,” “expects,” “forecasts,” “intends,” “may,” “might,” “plans,” “projects,” “schedule,” “should,” “will,” “would,” and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. Specific forward-looking information contained or incorporated by reference in this Prospectus Supplement includes, but is not limited to: expected future growth, results of operations, performance, business prospects and opportunities of the Corporation; the expected timeline for regulatory approvals; the expected approval timing and cost of various transactions; expectations and plans with respect to current and planned capital projects; the resolution of legal and regulatory proceedings; expected demand for renewable sources of power; government procurement opportunities; expected capacity of and energy sales from new energy projects; liquidity, capital resources and operational requirements; rate reviews, including resulting decisions and rates and expected impacts and timing; sources of funding, including adequacy and availability of credit facilities, debt maturation and future borrowings; ongoing and planned acquisitions, projects and initiatives, including expectations regarding costs, financing, results and completion dates; expectations regarding the Corporation’s corporate development activities and the results thereof; expectations regarding the cost of operations, capital spending and maintenance, and the variability of those costs; expectations regarding the ability to access the capital market on reasonable terms; strategy and goals; contractual obligations and other commercial commitments; environmental liabilities; dividends to shareholders; expectations regarding the impact of tax reforms; credit ratings; anticipated growth and emerging opportunities in the Corporation’s target markets; accounting estimates; interest rates; currency exchange rates; commodity prices; and this Offering, including the closing date thereof, the expected use of proceeds, the anticipated listing of the Notes on the NYSE and the anticipated tax treatment of the Notes. All forward-looking information is given pursuant to the “safe harbour” provisions of applicable securities legislation.

The forecasts and projections that make up the forward-looking information contained in this Prospectus Supplement, including the documents incorporated by reference, are based on certain factors or assumptions which include, but are not limited to: the receipt of applicable regulatory approvals and requested rate decisions; the absence of material adverse regulatory decisions being received and the expectation of regulatory stability; the absence of any material equipment breakdown or failure; availability of financing on commercially reasonable terms and the stability of credit ratings of the Corporation and its subsidiaries; the absence of unexpected material liabilities or uninsured losses; the continued availability of commodity supplies and stability of commodity prices; the absence of sustained interest rate increases or significant currency exchange rate fluctuations; the absence of significant operational disruptions or liability due to natural disasters or catastrophic events; the continued ability to maintain systems and facilities to ensure their continued performance; the absence of a severe and prolonged downturn in general economic, credit, social and market conditions; the successful and timely development and construction of new projects; the absence of material capital project or financing cost overruns; sufficient liquidity and capital resources; the continuation of observed weather patterns and trends; the absence of significant counterparty defaults; the continued competitiveness of electricity pricing when compared with alternative sources of energy; the realization of the anticipated benefits of the Corporation’s acquisitions and joint ventures; the absence of a material change in political conditions or public policies and directions by governments materially negatively affecting the Corporation; the ability to obtain and maintain licenses and permits; the absence of a material decrease in market energy prices; the absence of material disputes with taxation authorities or changes to applicable tax laws; continued maintenance of information technology infrastructure and the absence of a material breach of cyber security; favourable relations with external stakeholders; and favourable labour relations.

The forward-looking information in this Prospectus Supplement, including the documents incorporated by reference, is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors which could cause results or events to differ materially from current expectations include, but are not limited to: changes in general economic, credit, social and market conditions; changes in customer energy usage patterns and energy demand; global climate change; the incurrence of environmental liabilities; natural disasters and other catastrophic events; the failure of information technology infrastructure and cybersecurity; the loss of key personnel and/or labour disruptions; seasonal fluctuations and variability in weather conditions and natural resource availability; reductions in demand for electricity, gas and water due to developments in technology; reliance on transmission systems owned and operated by third parties; issues arising with respect to land use rights and access to the Corporation’s facilities; critical equipment breakdown or failure; terrorist attacks; fluctuations in commodity prices; capital expenditures; reliance on subsidiaries; the incurrence of an uninsured loss; a credit rating downgrade; an increase in financing costs or limits on access to credit and capital markets; sustained increases in interest rates; currency exchange rate fluctuations; restricted financial flexibility due to covenants in existing credit agreements; an inability to refinance maturing debt on commercially reasonable terms; disputes with taxation authorities or changes to applicable tax laws; failure to identify, acquire or develop appropriate projects to maximize the value of production tax credit qualified equipment; requirement for greater than expected contributions to post-employment benefit plans; default by a counterparty; inaccurate assumptions, judgments and/or estimates with respect to asset retirement obligations; failure to maintain required regulatory authorizations; changes to health and safety laws, regulations or permit requirements; failure to comply with and/or changes to environmental laws, regulations and other standards; compliance with new foreign laws or regulations; failure to identify attractive acquisition or development candidates necessary to pursue the Corporation’s growth strategy; delays and cost overruns in the design and construction of projects; loss of key customers; failure to realize the anticipated benefits of acquisitions or joint ventures; Atlantica Yield plc (“Atlantica”) or the Corporation’s joint venture with Abengoa (as defined herein) acting in a manner contrary to the Corporation’s interests; a drop in the market value of Atlantica’s ordinary shares; facilities being condemned or otherwise taken by governmental entities; increased external stakeholder activism adverse to the Corporation’s interests; and fluctuations in the price and liquidity of the common shares of the Corporation (the “Common Shares”). Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Some of these and other factors are discussed in more detail in the section of this Prospectus Supplement entitled “Risk Factors,” in the Corporation’s Annual Information Form dated February 28, 2019 for the year ended December 31, 2018 (the “AIF”) under the heading “Enterprise Risk Factors” and in the Corporation’s most recent annual and interim Management’s Discussion and Analysis (“MD&A”) under the heading “Enterprise Risk Management.”

Forward-looking information contained in this Prospectus Supplement, including the documents incorporated by reference, is made as of the date of this Prospectus Supplement, the Base Shelf Prospectus or the documents incorporated by reference, as applicable, and based on the plans, beliefs, estimates, projections, expectations, opinions and assumptions of management on such date. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers should not place undue reliance on forward-looking information. While subsequent events and developments may cause the Corporation’s views to change, the Corporation disclaims any obligation to update any forward-looking information or to explain any material difference between subsequent actual events and such forward-looking information, except to the extent required by applicable law. All forward-looking information contained or incorporated by reference in this Prospectus Supplement is qualified by these cautionary statements.

PRESENTATION OF FINANCIAL INFORMATION

Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus Supplement has been prepared in accordance with Generally Accepted Accounting Principles in the United States.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference in the Base Shelf Prospectus solely for the purposes of the Offering. Other documents are also incorporated or deemed to be incorporated by reference in the Base Shelf Prospectus and reference should be made to the Base Shelf Prospectus for full particulars. However, any description of our credit ratings in any of the documents referred to in this section or in the “Documents Incorporated by Reference” section of the Base Shelf Prospectus shall not be incorporated by reference into this Prospectus. Copies of the documents incorporated by reference herein and in the Base Shelf Prospectus may be obtained on request without charge from the Secretary of the Corporation at 354 Davis Road, Oakville, Ontario, L6J 2X1, telephone (905) 465-4500, and are also available electronically at www.sedar.com.

As of the date hereof, the following documents filed with the securities commissions or similar authorities in each of the provinces of Canada and filed with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), are specifically incorporated by reference in and form an integral part of this Prospectus:

(a)	the AIF;
(b)	the audited comparative consolidated financial statements of the Corporation as at and for the years ended December 31, 2018 and December 31, 2017, together with the auditors’ report thereon;
(c)	the MD&A of the Corporation for the year ended December 31, 2018;
(d)	the management information circular of the Corporation in respect of the Corporation’s annual and special meeting of shareholders to be held on June 6, 2019;
(e)	the interim unaudited consolidated financial statements of the Corporation as at and for the three months ended March 31, 2019;
(f)	the MD&A of the Corporation for the three months ended March 31, 2019; and
(g)	the business acquisition report of the Corporation dated January 22, 2019 (the “Atlantica BAR”) related to the Corporation’s acquisition of an additional approximately 16.5% interest in Atlantica (the “Additional Atlantica Investment”), including the pro forma consolidated financial statements of the Corporation and the consolidated financial statements of Atlantica attached thereto.

Any documents of the Corporation of the type referred to above, including all annual information forms, all information circulars, all annual and interim financial statements and MD&A relating thereto, all material change reports (excluding confidential material change reports), news releases containing financial information for financial periods more recent than the most recent annual or interim financial statements, and any business acquisition reports, as well as all prospectus supplements disclosing additional or updated information relating to the Offering subsequently filed by the Corporation with a securities commission or similar authority in Canada after the date of this Prospectus Supplement and prior to the termination of the Offering hereunder shall be deemed to be incorporated by reference in this Prospectus (except that any description of our credit ratings in any such document shall not be deemed to be incorporated by reference into this Prospectus).

Documents or information in an annual report on Form 40-F filed by the Corporation with the SEC under the U.S. Exchange Act from the date of this Prospectus Supplement and prior to the termination or completion of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement and be deemed exhibits to the registration statement of which this Prospectus Supplement forms a part. In addition, any other report on Form 6-K and the exhibits thereto filed or furnished by the Corporation with the SEC under the U.S. Exchange Act from the date of this Prospectus Supplement and prior to the termination or completion of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement or as exhibits to the registration statement, as applicable, but only if and to the extent expressly so provided in such reports. Further, prior to the termination or completion of the Offering the Corporation may incorporate by reference into this Prospectus Supplement information from documents that it files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, if and to the extent expressly provided therein. The Corporation’s current reports on Form 6-K and annual reports on Form 40-F are available from the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system at www.sec.gov.

Any statement contained in this Prospectus Supplement or in any other document (or part thereof) incorporated or deemed to be incorporated by reference in this Prospectus Supplement shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference in this Prospectus Supplement modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

WHERE YOU CAN FIND MORE INFORMATION

The Corporation has filed with the SEC, under the U.S. Securities Act of 1933 (the “Securities Act”), as amended, a registration statement on Form F-10 with respect to the Notes. This Prospectus Supplement, which forms part of the registration statement, does not contain all of the information set forth in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to the Corporation and the Offering, reference is made to the registration statement and to the schedules and exhibits filed therewith. Statements included in this Prospectus Supplement or the documents incorporated by reference herein about the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance, prospective investors should refer to the copy of the document filed as an exhibit to the registration statement for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

The Corporation will provide to each person to whom this Prospectus Supplement is delivered, without charge, upon request to the Secretary of the Corporation at 354 Davis Road, Oakville, Ontario, L6J 2X1, Telephone: (905) 465-4500, copies of the documents incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus. The Corporation does not incorporate by reference in this Prospectus Supplement or the Base Shelf Prospectus any of the information on, or accessible through, its website.

The Corporation files certain reports with, and furnishes other information to, each of the SEC and certain securities commissions or similar regulatory authorities of Canada. Under the multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of the securities regulatory authorities in the applicable provinces of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. The Corporation’s reports and other information filed or furnished with or to the SEC are available from the SEC’s EDGAR system at www.sec.gov as well as from commercial document retrieval services. The Corporation’s Canadian filings are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. Unless specifically incorporated by reference herein or in the Base Shelf Prospectus, documents filed or furnished by the Corporation on SEDAR or EDGAR are neither incorporated in nor part of this Prospectus Supplement or the Base Shelf Prospectus.

BUSINESS OF THE CORPORATION

General

Algonquin Power & Utilities Corp. was originally incorporated under the Canada Business Corporations Act on August 1, 1988 as Traduction Militech Translation Inc. Pursuant to articles of amendment dated August 20, 1990 and January 24, 2007, the Corporation amended its articles to change its name to Société Hydrogenique Incorporée – Hydrogenics Corporation and Hydrogenics Corporation – Corporation Hydrogenique, respectively. Pursuant to a certificate and articles of arrangement dated October 27, 2009, the Corporation, among other things, created a new class of Common Shares, transferred its existing operations to a newly formed independent corporation, exchanged new Common Shares for all of the trust units of Algonquin Power Co. and changed its name to Algonquin Power & Utilities Corp. The head and registered office of the Corporation is located at Suite 100, 354 Davis Road, Oakville, Ontario, L6J 2X1.

The Corporation’s operations are organized across two primary North American business units consisting of: the Liberty Utilities Group, which primarily owns and operates a portfolio of regulated electric, natural gas, water distribution and wastewater collection utility systems, and transmission operations; and the Liberty Power Group, which owns and operates a diversified portfolio of non-regulated renewable and thermal electric generation assets.

Liberty Utilities Group

The Liberty Utilities Group operates a diversified portfolio of regulated utility systems throughout the United States serving approximately 770,000 connections. The Liberty Utilities Group seeks to provide safe, high quality and reliable services to its customers and to deliver stable and predictable earnings to the Corporation. In addition to encouraging and supporting organic growth within its service territories, the Liberty Utilities Group seeks to deliver continued growth in earnings through accretive acquisitions of additional utility systems.

Liberty Power Group

The Liberty Power Group generates and sells electrical energy produced by its diverse portfolio of non-regulated renewable power generation and clean power generation facilities located across North America. The Liberty Power Group seeks to deliver continuing growth through development of new greenfield power generation projects and accretive acquisitions of additional electrical energy generation facilities.

Corporate Development

The Corporation’s development activities for projects either owned directly by the Corporation or indirectly through AAGES entities are undertaken primarily by Abengoa-Algonquin Global Energy Solutions (“AAGES”), a joint venture with Abengoa S.A. (“Abengoa”), an international infrastructure construction company. AAGES and its affiliates work with a global reach to identify, develop, and construct new renewable power generating facilities, power transmission lines and water infrastructure assets. Once a project developed by AAGES has reached commercial operations, the Corporation will work with AAGES to jointly determine whether it will be optimal for such project to be held by the Corporation, remain in AAGES, or be offered for sale to Atlantica or, in limited circumstances, another party.

See “Description of the Business” in the AIF.

SUMMARY

The following information is a summary only and is to be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial data and statements appearing elsewhere in this Prospectus Supplement or the Base Shelf Prospectus and in the documents incorporated by reference herein. Reference is made to the “Description of the Notes” section of this Prospectus Supplement for the meaning of certain terms not otherwise defined in this section.

The Notes

Issuer:
Algonquin Power & Utilities Corp., a corporation formed under the Canada Business Corporations Act (the “Corporation” or “Algonquin”).
Offering:
$350,000,000 aggregate principal amount of unsecured 6.20% Fixed-to-Floating Subordinated Notes – Series 2019-A of the Corporation due July 1, 2079 (the “Notes”).
Issue Date:
May 23, 2019.
Maturity Date:
July 1, 2079.
Specified Denominations:
Minimum denominations of $25 and integral multiples of $25 in excess thereof.
Use of Proceeds
The net proceeds from this Offering will be $342,425,000 determined after deducting the underwriting commission but before accounting for any additional expenses of the Offering paid or payable by the Corporation and/or reimbursements of such expenses by the Underwriters. The Corporation intends to use the net proceeds of the Offering to repay existing indebtedness under the Corporation’s term credit facility and the Liberty Utilities Group revolving credit facility, to partially finance the Corporation’s previously-announced acquisition of Enbridge Gas New Brunswick Limited Partnership and for general corporate purposes. See “Use of Proceeds” and “Underwriting”.
Further Issuance:
We may, without the consent of the holders of the Notes, “reopen” the Notes and issue additional notes from time to time in the future. The Notes offered hereby and any additional notes that we may issue by reopening such series of Notes will constitute a single series under the Indenture and will, in the circumstances in which the Indenture provides, vote or take any other action as a single class. See “Description of the Notes—Further Issuance.”
Interest:
The Corporation will pay interest on the Notes quarterly on every January 1, April 1, July 1, October 1 of each year during which the Notes are outstanding until July 1, 2079 (each such quarterly date, an “Interest Payment Date”).

From the Issue Date to, but excluding, July 1, 2024, the interest rate on the Notes will be fixed at 6.20% per annum, payable in arrears. Notwithstanding the foregoing, assuming the Notes are issued on May 23, 2019, the first interest payment on the Notes on July 1, 2019 will be in the amount of $0.1636 per $25 principal amount of Notes. Starting on July 1, 2024, and on every

January 1, April 1, July 1, October 1 of each year during which the Notes are outstanding thereafter until July 1, 2079 (each such date, an “Interest Reset Date”), the interest rate on the Notes will be reset as follows:

(i)	starting on July 1, 2024, on every Interest Reset Date, until July 1, 2029, the interest rate on the Notes will be reset at an interest rate per annum equal to the three month LIBOR plus 4.01%, payable in arrears, with the first payment at such rate being on October 1, 2024;
(ii)	starting on July 1, 2029, on every Interest Reset Date, until July 1, 2049, the interest rate on the Notes will be reset at an interest rate per annum equal to the three month LIBOR plus 4.26%, payable in arrears, with the first payment at such rate being on October 1, 2029; and
(iii)	starting on July 1, 2049, on every Interest Reset Date, until July 1, 2079, the interest rate on the Notes will be reset at an interest rate per annum equal to the three month LIBOR plus 5.01%, payable in arrears, with the first payment at such rate being on October 1, 2049.
Deferral Right:
So long as no event of default has occurred and is continuing, the Corporation may elect, at its sole option, at any date other than an Interest Payment Date, to defer the interest payable on the Notes on one or more occasions for up to five consecutive years (a “Deferral Period”). There is no limit on the number of Deferral Periods that may occur. Such deferral will not constitute an event of default or any other breach under the Indenture and the Notes. Deferred interest will accrue, compounding on each subsequent Interest Payment Date, until paid. A Deferral Period terminates on any Interest Payment Date where the Corporation pays all accrued and unpaid interest on such date. No Deferral Period may extend beyond the Maturity Date.
Dividend Stopper Undertaking:
Unless the Corporation has paid all accrued and payable interest on the Notes, subject to certain exceptions, the Corporation will not (i) declare any dividends on the Dividend Restricted Shares or pay any interest on any Parity Notes, (ii) redeem, purchase or otherwise retire Dividend Restricted Shares or Parity Notes, or (iii) make any payment to holders of any of the Dividend Restricted Shares or any Parity Notes in respect of dividends not declared or paid on such Dividend Restricted Shares or interest not paid on such Parity Notes, respectively (the “Dividend Stopper Undertaking”).

“Dividend Restricted Shares” means, collectively, the preferred shares of the Corporation (including the Conversion Preferred Shares) and the common shares of the Corporation.

“Parity Notes” means any class or series of the Corporation’s indebtedness currently outstanding or hereafter created which ranks on a parity with the Notes (prior to any Automatic Conversion) as to distributions upon liquidation, dissolution or winding-up (including the Corporation’s 6.875% Fixed-to-Floating Subordinated Notes – Series 2018-A due October 17, 2078).

It is in the interest of the Corporation to ensure that it timely pays interest on the Notes so as to avoid triggering the Dividend Stopper Undertaking. See “Description of the Notes—Dividend Stopper Undertaking” and “Risk Factors.”

Automatic Conversion:
The Notes, including accrued and unpaid interest thereon, will be converted automatically (the “Automatic Conversion”), without the consent of the holders thereof, into shares of a newly issued series of preferred shares of the Corporation (the “Conversion Preferred Shares”) upon the occurrence of: (i) the making by the Corporation of a general assignment for the benefit of its creditors or a proposal (or the filing of a notice of its intention to do so) under the Bankruptcy and Insolvency Act (Canada); (ii) any proceeding instituted by the Corporation seeking to adjudicate it as bankrupt (including any voluntary assignment in bankruptcy) or insolvent or, where the Corporation is insolvent, seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of its debts under any law relating to bankruptcy or insolvency in Canada, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for the Corporation or any substantial part of its property and assets in circumstances where the Corporation is adjudged as bankrupt (including any voluntary assignment in bankruptcy) or insolvent; (iii) a receiver, interim receiver, trustee or other similar official is appointed over the Corporation or for any substantial part of its property and assets by a court of competent jurisdiction in circumstances where the Corporation is adjudged as bankrupt (including any voluntary assignment in bankruptcy) or insolvent under any law relating to bankruptcy or insolvency in Canada; or (iv) any proceeding is instituted against the Corporation seeking to adjudicate it as bankrupt (including any voluntary assignment in bankruptcy) or insolvent, or where the Corporation is insolvent, seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of its debts under any law relating to bankruptcy or insolvency in Canada, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for the Corporation or any substantial part of its property and assets in circumstances where the Corporation is adjudged as bankrupt or insolvent under any law relating to bankruptcy or insolvency in Canada, and either such proceeding has not been stayed or dismissed within sixty (60) days of the institution of any such proceeding or the actions sought in such proceedings occur (including the entry of an order for relief against the Corporation or the appointment of a receiver, interim receiver, trustee, or other similar official for it or for any substantial part of its property and assets) (each, an “Automatic Conversion Event”).

The Automatic Conversion shall occur upon an Automatic Conversion Event (the “Conversion Time”). As of the Conversion Time, the Notes shall be automatically converted, without the consent of the holders of the Notes, into a newly issued series of fully-paid Conversion Preferred Shares. At such time, all outstanding Notes shall be deemed to be immediately and automatically surrendered and cancelled without need for further action by noteholders, who shall thereupon automatically cease to be holders thereof and all rights of any such holder as a debtholder of the Corporation shall automatically cease. At the Conversion Time, holders of the Notes will receive one Conversion Preferred Share for each $25 principal amount of Notes previously held together with the number of Conversion Preferred Shares (including fractional shares, if applicable) calculated by dividing the amount of accrued and unpaid interest, if any, on the Notes, by $25.

Upon an Automatic Conversion of the Notes, the Corporation reserves the right not to issue some or all, as applicable, of the Conversion Preferred Shares to any person whose address is in, or whom the Corporation or its transfer agent has reason to believe is a resident of, any jurisdiction outside of Canada and the U.S. to the extent that: (i) the issuance or delivery by the Corporation to such person, upon an Automatic Conversion of Conversion Preferred Shares, would require the Corporation to take any action to comply with securities or analogous laws of such jurisdiction; or (ii) withholding tax would be applicable in connection with the delivery to such person of Conversion Preferred Shares upon an Automatic Conversion (“Ineligible Persons”). In such circumstances, the Corporation will hold all Conversion Preferred Shares that would otherwise be delivered to Ineligible Persons, as agent for Ineligible Persons, and will attempt to facilitate the sale of such shares through a registered broker or dealer retained by the Corporation for the purpose of effecting the sale (to parties other than the Corporation, its affiliates or other Ineligible Persons) on behalf of such Ineligible Persons of such Conversion Preferred Shares.

As the events that give rise to an Automatic Conversion are bankruptcy and related events, it is in the interest of the Corporation to ensure that an Automatic Conversion does not occur, although the events that could give rise to an Automatic Conversion may be beyond the Corporation’s control. See “Description of the Notes—Automatic Conversion,” “Description of the Conversion Preferred Shares” and “Risk Factors.”

Redemption Right:
On or after July 1, 2024, the Corporation may, at its option, on giving not more than 60 nor less than 30 days’ notice to the holders of the Notes, redeem the Notes, in whole at any time or in part from time to time on any Interest Payment Date. The redemption price per $25 principal amount of Notes redeemed on any Interest Payment Date will be 100.00% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption. Notes that are redeemed shall be cancelled and shall not be reissued. See “Description of the Notes—Redemption Right.”
Redemption on Tax Event or Rating Event:
After the occurrence of a Tax Event, the Corporation may, at its option, redeem all (but not less than all) of the Notes. The redemption price per $25 principal amount of Notes will be equal to 100.00% of the principal amount thereof, together with accrued and unpaid interest to but excluding the date fixed for redemption. See “Description of the Notes—Redemption on Tax Event or Rating Event.”

Prior to the initial Interest Reset Date and within 90 days of a Rating Event, the Corporation may, at its option, redeem all (but not less than all) of the Notes. The redemption price per $25 principal amount of Notes will be equal to 102.00% of the principal amount thereof, together with accrued and unpaid interest to but excluding the date fixed for redemption. See “Description of the Notes—Redemption on Tax Event or Rating Event.”

Purchase for Cancellation:
Subject to the Dividend Stopper Undertaking, the Notes may be purchased, in whole or in part, by the Corporation in the open market or by tender or private contract. Notes purchased by the Corporation shall be cancelled and shall not be reissued. The purchase price payable by the Corporation will be paid in cash.
Additional Algonquin Covenants:
In addition to the Dividend Stopper Undertaking, the Corporation will covenant for the benefit of the holders of the Notes that it will not create or issue any Issuer Preferred Shares which, in the event of insolvency or winding-up of the Corporation, would rank in right of payment in priority to the Conversion Preferred Shares.
Subordination and Events of Default:
The Notes will be direct unsecured subordinated obligations of the Corporation. The payment of principal and interest on the Notes will be subordinated in right of payment to the prior payment in full of all present and future Senior Indebtedness, and will be effectively subordinated to all indebtedness and obligations of the Corporation’s subsidiaries.

“Senior Indebtedness” means obligations (other than non-recourse obligations, debt securities issued under the Indenture or any other obligations specifically designated as being subordinate in right of payment to Senior Indebtedness) of, or guaranteed or assumed by, the Corporation for borrowed money or evidenced by bonds, debentures or notes or obligations of the Corporation for or in respect of bankers’ acceptances (including the face amount thereof), letters of credit and letters of guarantee (including all reimbursement obligations in respect of each of the forgoing) or other similar instruments, and amendments, renewals, extensions, modifications and refunding of any such indebtedness or obligation. As of March 31, 2019, the Corporation’s Senior Indebtedness (excluding undrawn letters of credit) totaled approximately $254.7 million.

An event of default in respect of the Notes will occur only if the Corporation defaults (i) on the payment of principal or premium or Additional Amounts, if any, when due and payable, (ii) on the payment of interest (including Additional Amounts) when due and payable and such default continues for 30 days (subject to the Corporation’s right, at its sole option, to defer interest payments, as described under “Description of the Notes—Deferral Right”), (iii) in the performance of the covenant described under the caption “—Additional Covenants—Merger, Amalgamation, Consolidation, Sale, Lease or Conveyance”, or (iv) in the

performance of, or breaches, any covenant of the Corporation under the Indenture (other than a covenant or a default in whose performance or breach is specifically dealt with in clauses (i), (ii) or (iii) above), and continuance of such default or breach for a period of 90 days after there has been given notice to the Corporation by either Trustee (with a copy to the other Trustee), or to the Corporation and the Trustees by the holders of at least 25% in principal amount of the Notes, a written notice specifying such default or breach and requiring it to be remedied.

If an event of default has occurred and is continuing, and the Notes have not already been automatically converted into Conversion Preferred Shares, then the Corporation shall without notice from a Trustee be deemed to be in default under the Indenture and the Notes and the U.S. Trustee may, in its discretion and shall upon the request of holders of not less than 25% of the principal amount of Notes then outstanding under the Indenture, demand payment of the principal or premium or Additional Amounts, if any, together with any accrued and unpaid interest (including Additional Amounts) up to (but excluding) such date, which shall immediately become due and payable in cash, and may institute legal proceedings for the collection of such aggregate amount where the Corporation fails to make payment thereof upon such demand.

Payment of Additional Amounts:
All payments made by or on account of any obligation of the Corporation under or with respect to the Notes shall be made free and clear of and without withholding or deduction for, or on account of, any present or future Taxes, unless the Corporation is required to withhold or deduct Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency. If the Corporation is so required to withhold or deduct any Taxes imposed by the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (a “Relevant Taxing Jurisdiction,” and such Taxes, “Canadian Taxes”) from any payment made under or with respect to the Notes, the Corporation shall pay as additional interest such additional amounts (hereinafter “Additional Amounts”), as may be necessary so that the net amount received by each holder of the Notes (including Additional Amounts) after such withholding or deduction for Canadian Taxes shall not be less than the amount the holder of the Notes would have received if such Canadian Taxes had not been withheld or deducted, subject to certain exceptions. See “Description of the Notes—Additional Covenants—Payment of Additional Amounts.”
Book-Entry Only Form:
The Underwriters expect to deliver the Notes on or about May 23, 2019 in book-entry form through The Depository Trust Company and its direct and indirect participants (each, a “Participant”), including Euroclear Bank S.A./N.V. and Clearstream Banking S.A. Accordingly, physical certificates representing the Notes will not be available except in the limited circumstances described under “Description of the Notes — Book-Entry Only Form.”

Conversion Preferred Shares:
Holders of the Conversion Preferred Shares will be entitled to receive cumulative preferential cash dividends, if, as and when declared by the Board of Directors, subject to the solvency test set out in the Canada Business Corporations Act or any other applicable law at the same rate as would have accrued on the Notes (had the Notes remained outstanding) as described under “Description of the Notes—Interest and Maturity” (the “Perpetual Preferred Share Rate”), payable on each quarterly dividend payment date, subject to any applicable withholding tax. See “Description of the Conversion Preferred Shares.”
Original Issue Discount:
The Notes may be issued with original issue discount (“OID”) as a result of the application of Treasury regulations applicable to variable rate debt instruments. If the Notes are issued with OID, U.S. investors will generally be required to include OID into gross income as it accrues, regardless of their method of accounting and irrespective of when such investors receive any payment attributable to such income. For a discussion of certain U.S. federal income tax consequences of owning the Notes, see “Certain U.S. Federal Income Tax Considerations”.
Listing:
The Notes constitute a new issue of securities with no established trading market. The Corporation intends to apply to list the Notes on the NYSE. If the application is approved, the Corporation expects trading on the NYSE to begin within 30 days of the initial issuance of the Notes.
Risk Factors:
An investment in the Notes is subject to certain risks. Furthermore, an investment in the Notes could be replaced in certain circumstances, without the consent of the holder, by Conversion Preferred Shares. Prospective purchasers should therefore carefully consider the disclosure with respect to the Corporation and the Conversion Preferred Shares included and incorporated by reference in this Prospectus Supplement. See “Risk Factors.”

RISK FACTORS

An investment in the Notes is subject to certain risks. In addition to the risks described herein, reference is made to the section in the AIF under the heading “Enterprise Risk Factors” and in the MD&A under the heading “Enterprise Risk Management” and to the risks disclosed in other documents incorporated by reference herein. Such risk factors could have a materially adverse effect on the future results of operations, business prospects or financial condition of the Corporation, and could cause actual events to differ materially from those described in forward-looking information. Additional risks and uncertainties not presently known to the Corporation, or which the Corporation currently deems to be immaterial, may also have an adverse effect upon the Corporation.

Risks Relating to the Offering

Discretion in the Use of Proceeds

Management of the Corporation will have discretion concerning the use of proceeds of the Offering as well as the timing of their expenditures. As a result, investors will be relying on the judgment of management as to the application of the proceeds of the Offering. Management may use the net proceeds of the Offering in ways that an investor may not consider desirable. The results and effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, the Corporation’s results of operations may suffer.

Risks Relating to the Notes

Rights only as an Equity Holder in the Event of Insolvency

In the event of the occurrence of the Automatic Conversion, with the result that the holder of Notes receives Conversion Preferred Shares on conversion of such Notes, the only claim or entitlement of such holder will be in its capacity as a shareholder of the Corporation. See “Description of the Notes—Automatic Conversion” and “Risks Relating to the Conversion Preferred Shares—Insolvency or Winding-Up.”

Dealings in Notes

The Corporation intends to apply for listing of the Notes on the NYSE. Listing will be subject to the Corporation fulfilling all the listing requirements of the NYSE. Although the Corporation expects to receive such approval, there can be no assurance that the Notes will be accepted for listing on the NYSE. There can be no assurance that an active trading market will develop or be sustained or that the Notes may be resold at or above the initial public offering price. The ability of a holder to pledge Notes or otherwise take action with respect to such holder’s interest in Notes (other than through a Participant) may be limited due to the lack of a physical certificate.

Subordination

The Corporation’s obligations under the Notes will be subordinated in right of payment to all of the Corporation’s current and future Senior Indebtedness. This means that the Corporation will not be permitted to make any payments on the Notes if it defaults on a payment of principal of, premium, if any, or interest on any such Senior Indebtedness or there shall occur an event of default under such Senior Indebtedness and it does not cure the default within the applicable grace period, if the holders of the Senior Indebtedness have the right to accelerate the maturity of such indebtedness or if the terms of such Senior Indebtedness otherwise restrict the Corporation from making payments to junior creditors. See “Description of the Notes—Subordination.”

In addition to the contractual subordination described above, the Notes will not be guaranteed by the Corporation’s subsidiaries and, as a result, payment of principal of, premium, if any, and interest on the Notes will be structurally subordinated to any indebtedness and other liabilities of the Corporation’s subsidiaries.

As of March 31, 2019, the Corporation on a consolidated basis had approximately $3.7 billion of outstanding indebtedness (excluding undrawn letters of credit), of which approximately $254.7 million was Senior Indebtedness of the Corporation on a standalone basis (excluding undrawn letters of credit). All such indebtedness will effectively rank senior to the Notes.

Furthermore, in the event of an insolvency or liquidation of the Corporation, the claims of creditors of the Corporation would be entitled to a priority payment over the claims of holders of equity interests of the Corporation, such as the Conversion Preferred Shares. See “Risk Factors—Risks Relating to the Notes—Rights only as an Equity Holder in the Event of Insolvency” and “Risk Factors—Risks Relating to the Conversion Preferred Shares—Insolvency or Winding-up.”

No Limit on Debt

The Indenture does not contain any provision limiting the Corporation’s ability to incur indebtedness generally. Any such indebtedness could rank in priority to the Notes. The Corporation currently has substantial indebtedness and may incur substantial additional indebtedness in the future.

Early Redemption

The Corporation may redeem the Notes in the circumstances described under “Description of the Notes—Redemption Right,” and “Description of the Notes—Redemption on Tax Event or Rating Event.” This redemption right may, depending on prevailing market conditions at the time, create reinvestment risk for holders of the Notes in that they may be unable to find a suitable replacement investment with a comparable return to the Notes.

Deferral Right

So long as no event of default has occurred and is continuing, subject to certain exceptions, the Corporation may elect, at its sole option, to defer the interest payable on the Notes on one or more occasions for up to five consecutive years as described under “Description of the Notes—Deferral Right.” There is no limit on the number of Deferral Periods that may occur. Such deferral will not constitute an event of default or any other breach under the Notes and the Indenture.

Investors in the Notes located outside of Canada may have difficulties enforcing civil liabilities

The Corporation is incorporated under the laws of Canada and its registered and head office is in Canada. Most of the Corporation’s directors and officers, and some of the experts named in this Prospectus Supplement, are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets, and a substantial portion of the Corporation’s assets, are located outside the U.S. The Corporation will agree, in accordance with the terms of the Indenture, to accept service of process in any suit, action or proceeding with respect to the Indenture or the Notes brought in any federal or state court located in New York City by an agent designated for such purpose, and to submit to the jurisdiction of such courts in connection with such suits, actions or proceedings. Nevertheless, it may be difficult for holders of the Notes to effect service of process within the United States upon directors, officers and experts who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon civil liability under U.S. federal or state securities laws or other laws of the United States. The Corporation has been advised by its Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Corporation has also been advised by Blake, Cassels & Graydon LLP, however, that there is a substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

An increase in interest rates could result in a decrease in the relative value of the Notes

In general, as market interest rates rise, notes bearing interest at a fixed rate generally decline in value. Consequently, if you purchase Notes and market interest rates increase during the period in which the Notes bear interest at a fixed rate, the market value of your Notes may decline. The Corporation cannot predict future levels of market interest rates.

The Corporation is a holding company

The Corporation is a holding company and depends on dividends and other distributions from its subsidiaries. The Corporation conducts substantially all its operations through subsidiaries, and those subsidiaries generate substantially all of its operating income and cash flow. As a result, distributions or advances from those subsidiaries are the principal source of funds necessary to meet the debt service obligations of the Corporation. Contractual provisions or laws, as well as the subsidiaries’ financial condition and operating requirements, may limit the ability of the Corporation to obtain cash from its subsidiaries that it requires to pay its debt service obligations, including any payments required to be made under the Notes.

The tax treatment of the Notes for U.S. federal income tax purposes is uncertain

The treatment of the Notes for U.S. federal income tax purposes is uncertain. The determination of whether an instrument is properly treated as indebtedness or equity for U.S. federal income tax purposes is based on all the relevant facts and circumstances. There is no statutory, judicial or administrative authority directly addressing the U.S. federal income tax treatment of an instrument with substantially identical terms as the Notes. In the absence of authority directly addressing the proper treatment of instruments such as the Notes, to the extent required to do so, we intend to treat the Notes as debt for U.S. federal income tax purposes. However, we will not request any ruling from the U.S. Internal Revenue Service, or the IRS, regarding the treatment of the Notes for U.S. federal income tax purposes and the IRS or a court may conclude that the Notes should be treated as equity for U.S. federal income tax purposes.

If the Notes were treated as equity for U.S. federal income tax purposes and we were a PFIC for any taxable year during which a U.S. investor held the Notes, the U.S. investor could be subject to adverse tax consequences, including increased tax liability on certain gains and payments on the Notes and a requirement to file annual reports with the IRS. We do not expect to be a PFIC for our 2019 taxable year. However, the determination of whether we are a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and will depend on the composition of the Corporation’s income and assets from time to time and the nature of its activities. PFIC classification is factual in nature, and generally cannot be determined until the close of the taxable year in question. Consequently, there can be no assurances regarding our PFIC status for our current or any future taxable year.

Prospective investors should consult their tax advisers as to the proper characterization of the Notes for U.S. federal income tax purposes and the consequences of holding a Note if we are or become a PFIC. See “Certain U.S. Federal Income Tax Considerations.”

If the possibility of interest deferral were determined not to be remote, or if interest payments on the Notes are in fact deferred, U.S. investors would be required to recognize income for U.S. federal income tax purposes in advance of the receipt of cash attributable to such income

In the event the possibility of interest deferral were determined not to be remote under applicable U.S. Treasury regulations, or if we in fact exercise our option to defer payments of interest, the Notes would be treated as issued with OID at the time of issuance, or at the time of deferral, as the case may be, and all stated interest, or if interest is in fact deferred, all stated interest due after such deferral, would be treated as original issue discount for U.S. federal income tax purposes (“OID”). Consequently, a U.S. investor would be required to include interest income as it accrues using a constant yield method, regardless of such investor’s method of accounting, and before such investor receives any payment attributable to such income. The calculation of the amount of such accruals may be complex, and therefore U.S. investors should consult their tax advisers regarding the tax consequences if the Notes were treated as issued (or deemed reissued) with OID. See “Certain U.S. Federal Income Tax Considerations.”

The Notes may be issued with OID as a result of the application of Treasury regulations applicable to variable rate debt instruments

It is possible that the Treasury regulations applicable to variable rate debt instruments could result in the Notes being treated as being issued with OID. Under those Treasury regulations, in order to determine the amount of OID, if any, in respect of the Notes, an equivalent fixed rate debt instrument must be constructed. The equivalent fixed rate debt instrument is a hypothetical instrument that has terms that are identical to those of the Notes, except that the equivalent fixed rate instrument provides for fixed rate substitutes in lieu of the actual rates on the Notes. See “Certain U.S. Federal Income Tax Considerations” for a more detailed discussion regarding the construction of an equivalent fixed rate debt instrument. Once the equivalent fixed rate debt instrument has been constructed, the amount of OID, if any, is determined for the equivalent fixed rate debt instrument by applying the general OID rules to the equivalent fixed rate debt instrument and, if it is determined that there is any OID, such OID is to be accounted for as if the equivalent fixed rate debt instrument was held (subject to certain adjustments). U.S. investors are generally required to include OID into gross income as it accrues, regardless of their method of accounting and irrespective of when such investor receives any payment attributable to such income. U.S. investors should consult their tax advisers regarding the tax consequences of the Notes being issued with OID. We will make a determination at the time of issuance whether we believe the Notes are issued with OID under these rules. There is no certainty that the IRS will agree with our determination. See “Certain U.S. Federal Income Tax Considerations” for more information.

Changes in banks’ inter-bank lending rate reporting practices or the method pursuant to which LIBOR is determined may adversely affect the value of the Notes

The London Interbank Offered Rate (“LIBOR”) and other indices which are deemed “benchmarks” are the subject of recent national, international, and other regulatory guidance and proposals for reform. Some of these reforms are already effective while others are still to be implemented. These reforms may cause such benchmarks to perform differently than in the past, or have other consequences which cannot be predicted.

In particular, regulators and law enforcement agencies in the United Kingdom and elsewhere are conducting criminal and civil investigations into whether the banks that contribute information to the British Bankers Association (the “BBA”) in connection with the daily calculation of LIBOR may have been under-reporting or otherwise manipulating or attempting to manipulate LIBOR. A number of BBA member banks have entered into settlements with their regulators and law enforcement agencies with respect to this alleged manipulation of LIBOR. Actions by the BBA, regulators or law enforcement agencies may result in changes to the manner in which LIBOR is determined or the establishment of alternative reference rates. For example, on July 27, 2017, the U.K. Financial Conduct Authority announced that it intends to stop persuading or compelling banks to submit LIBOR (including three month LIBOR) after 2021. At this time, it is not possible to predict the effect of any such changes, any establishment of alternative reference rates or any other reforms to LIBOR that may be implemented in the United Kingdom or elsewhere. Uncertainty as to the nature of such potential changes, alternative reference rates or other reforms may adversely affect the trading market for notes the interest on which is determined by reference to LIBOR, including the Notes distributed pursuant to this Prospectus Supplement.

More generally, any of the above changes or any other consequential changes to LIBOR or any other “benchmark” as a result of international, national, or other proposals for reform or other initiatives or investigations, or any further uncertainty in relation to the timing and manner of implementation of such changes, could have a material adverse effect on the value of and return on any notes based on or linked to a “benchmark”.

If LIBOR is not available on the applicable determination date, the terms of the Notes will require that the Corporation use alternative determination procedures including, in the event the Corporation determines that the three month LIBOR rate has been discontinued, the appointment of a calculation agent that will then determine whether to use a substitute or successor base rate that it has determined in its sole discretion is most comparable to the three month LIBOR rate. In so acting, the calculation agent would be acting solely as agent of the Corporation and would not assume any obligations or relationship of agency or trust, including, but not limited to, any fiduciary duties or obligations, for or with any of the holders of the Notes. Further, the Corporation has not yet appointed a calculation agent and may not be able to find a financial institution willing to act as calculation agent prior to the commencement of the floating rate period.

Any of the outcomes noted above may result in different than expected distributions and could materially affect the value of the Notes.

Risks Relating to the Conversion Preferred Shares

Dividends

Holders of Conversion Preferred Shares do not have a right to dividends on such shares unless declared by the Board of Directors. The declaration of dividends is in the discretion of the Board of Directors even if the Corporation has sufficient funds, net of its liabilities, to pay such dividends. The Corporation may not declare or pay a dividend if there are reasonable grounds for believing that (i) the Corporation is, or would after the payment be, unable to pay its liabilities as they become due, or (ii) the realizable value of the Corporation’s assets would thereby be less than the aggregate of its liabilities and stated capital of its outstanding shares. Liabilities of the Corporation will include those arising in the course of its business, indebtedness, including inter-company debt, and amounts, if any, that are owing by the Corporation under guarantees in respect of which a demand for payment has been made. In addition, a dividend (including a deemed dividend) received on Conversion Preferred Shares may be subject to Canadian non-resident withholding tax and, if any such dividends are so subject, no additional amounts will be payable to holders of Conversion Preferred Shares in respect of such withholding tax. See “Certain Canadian Federal Income Tax Considerations—Conversion Preferred Shares—Dividends.”

Credit ratings applied to the Notes and the Conversion Preferred Shares may affect the market price or value and the liquidity of the Notes and Conversion Preferred Shares

The credit ratings applied to the Notes and the Conversion Preferred Shares issuable on conversion of the Notes are an assessment by the Rating Agencies of the Corporation’s ability to pay its obligations. The credit ratings are based on certain assumptions about the future performance and capital structure of the Corporation that may or may not reflect the actual performance or capital structure of the Corporation. Changes in credit ratings of the Notes and the Conversion Preferred Shares issuable on conversion of the Notes may affect the market price or value and the liquidity of the Notes and Conversion Preferred Shares. There is no assurance that any credit rating assigned to the Notes or the Conversion Preferred Shares will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant Rating Agency.

Insolvency or Winding-Up

The Conversion Preferred Shares do not constitute indebtedness and are equity capital of the Corporation which rank junior to all indebtedness and other non-equity claims and equally with the other outstanding series of the Corporation’s preferred shares in the event of an insolvency or winding-up of the Corporation. If the Corporation becomes insolvent or is wound up, the Corporation’s assets must be used to pay liabilities and other debt before payments may be made on the Conversion Preferred Shares and other preferred shares of the Corporation, if any.

No Fixed Maturity

The Conversion Preferred Shares do not have a fixed maturity date and are not redeemable at the option of the holders of the Conversion Preferred Shares. The ability of a holder to liquidate its holdings of Conversion Preferred Shares may be limited.

The Corporation may choose to redeem the Conversion Preferred Shares from time to time

The Corporation may choose to redeem the Conversion Preferred Shares from time to time, in accordance with its rights described under “Description of the Conversion Preferred Shares—Redemption of the Conversion Preferred Shares.” The amount payable upon redemption may be subject to withholding tax. In addition, if prevailing interest rates are lower at the time of redemption, a purchaser would not be able to reinvest the redemption proceeds in a comparable security at an effective yield as high as the yield on the Conversion Preferred Shares being redeemed. The Corporation’s redemption right also may adversely impact a purchaser’s ability to sell the Conversion Preferred Shares.

Voting Rights

Holders of Conversion Preferred Shares will not have any voting rights except in the event of the non-payment of eight quarterly dividends, subject to certain constraints, as described under “Description of the Conversion Preferred Shares—Voting Rights,” or otherwise required by law.

Secondary Market and Liquidity

There is currently no market through which the Conversion Preferred Shares may be sold and purchasers of Notes that are subsequently converted into Conversion Preferred Shares may not be able to resell the Conversion Preferred Shares. There can be no assurance that an active trading market will develop for the Conversion Preferred Shares following the issuance of any of those shares, or if developed, that such a market will be liquid or sustained at the issue price of such shares. The Corporation is under no obligation to list the Conversion Preferred Shares on any stock exchange or other market. The ability of a holder to pledge Conversion Preferred Shares or otherwise take action with respect to such holder’s interest therein (other than through a Participant) may be limited due to the lack of a physical certificate. The public offering price for the Notes and the principal amount of Notes to be issued have been determined by negotiations among the Corporation and the Underwriters. The price paid for each Note may bear no relationship to the price at which the Conversion Preferred Shares issuable on conversion of the Notes may trade subsequent to this Offering.

Market Value

The market value of the Conversion Preferred Shares may fluctuate due to a variety of factors relative to the Corporation’s business, including announcements of new developments, fluctuations in the Corporation’s operating results, sales of the Corporation’s preferred shares, failure to meet analysts’ expectations, the impact of various tax laws or rates and general market conditions or the worldwide economy. There can be no assurance that the market value of the Conversion Preferred Shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation’s performance. Prevailing yields on similar securities will affect the market value of the Conversion Preferred Shares. Assuming all other factors remain unchanged, the market value of the Conversion Preferred Shares would be expected to decline as prevailing yields for similar securities rise and would be expected to increase as prevailing yields for similar securities decline. Spreads over LIBOR and comparable benchmark rates of interest for similar securities will also affect the market value of the Conversion Preferred Shares in an analogous manner. In addition, the market value of the Conversion Preferred Shares will be significantly adversely affected in the event that dividends are not paid on such shares. See “Risks Relating to the Conversion Preferred Shares—Dividends.”

USE OF PROCEEDS

The net proceeds to the Corporation from the Offering, after deducting the underwriting commission but before accounting for any additional expenses of the Offering paid or payable by the Corporation and/or reimbursements of such expenses by the Underwriters, will be approximately $342,425,000. Total expenses of the Offering, including the underwriting commission, are estimated to be approximately $7,925,000, a portion of which the Underwriters have agreed to reimburse to the Corporation. See “Underwriting”.

The Corporation expects to use (i) approximately $186.8 million of the net proceeds of the Offering to repay existing indebtedness under the Corporation’s term credit facility entered into on December 21, 2017 (the “Term Credit Facility”), (ii) approximately $75.0 million of the net proceeds of the Offering to repay existing indebtedness under the Corporation’s Liberty Utilities Group revolving credit facility entered into on February 23, 2018 (the “Liberty Utilities Credit Facility”) and (iii) the remainder of the net proceeds of the Offering to partially finance the Corporation’s previously-announced acquisition of Enbridge Gas New Brunswick Limited Partnership and for general corporate purposes. The outstanding indebtedness under the Term Credit Facility was originally incurred to acquire the Corporation’s initial 25% stake in Atlantica and the Corporation’s investment in AAGES, and the outstanding indebtedness under the Liberty Utilities Credit Facility was originally incurred for general corporate purposes and capital projects.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the consolidated capitalization of the Corporation since March 31, 2019, the end of the most recent interim reporting period for the Corporation, which have not been disclosed in this Prospectus or in the documents incorporated by reference herein.

EARNINGS COVERAGE RATIOS

The following consolidated earnings coverage ratios are calculated for the 12 month periods ended March 31, 2019 and December 31, 2018. The ratios give effect to the distribution of $350,000,000 principal amount of Notes offered pursuant to this Prospectus Supplement and the repayment of certain indebtedness outstanding during such periods if such issuance and repayments had occurred on April 1, 2018 and January 1, 2018, respectively. The Corporation’s borrowing cost requirements after giving effect to the issue of the Notes and the repayment of certain indebtedness outstanding during such periods amounted to $187.1 million and $187.9 million for the 12 months ended December 31, 2018 and the 12 months ended March 31, 2019, respectively. The Corporation’s earnings before interest and income tax for the 12 months ended December 31, 2018 and 12 months ended March 31, 2019 were $382.5 million and $440.1 million, respectively, which is 2.0 times and 2.3 times, respectively, the Corporation’s aggregate borrowing cost requirements for those periods.

The earnings coverage ratios of the Corporation calculated on a pro forma basis after giving effect to the Corporation’s acquisition of a 25% equity interest in Atlantica on March 9, 2018 and the Additional Atlantica Investment for the periods covered by the pro forma consolidated statements of operations included in the Atlantica BAR are calculated as follows: (i) the Corporation’s borrowing cost requirements on all of its outstanding debt securities amounted to $220.3 million and $153.9 million for the 12 months ended December 31, 2017 and the nine months ended September 30, 2018, respectively; and (ii) the Corporation’s earnings before interest and income tax for the 12 months ended December 31, 2017 and the nine months ended September 30, 2018 were $342.6 million and $385.2 million, respectively, which is 1.6 times and 2.5 times, respectively, the Corporation’s aggregate borrowing cost requirements for the period.

The pro forma coverage ratios set forth above do not purport to be indicative of the actual earnings coverage ratios that would have occurred if the foregoing events had actually occurred on the foregoing dates, nor to be indicative of coverage ratios for any future periods.

DESCRIPTION OF THE NOTES

Algonquin Power & Utilities Corp., a corporation duly organized and existing under the laws of Canada (the “Issuer”), will issue $350,000,000 aggregate principal amount of 6.20% Fixed-to-Floating Subordinated Notes – Series 2019-A due July 1, 2079 (the “Notes”) under an indenture, dated as of October 17, 2018 (the “Base Indenture”), among the Issuer, American Stock Transfer & Trust Company, LLC, as the United States trustee, paying agent, registrar and transfer agent (the “U.S. Trustee”) and AST Trust Company (Canada), as the Canadian trustee (the “Canadian Co-Trustee”), as supplemented by the second supplemental indenture, to be dated as of the Issue Date (the “Second Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), among the Issuer, the U.S. Trustee and the Canadian Co-Trustee.

The following is a summary of the material rights, privileges, restrictions, obligations and conditions attaching to the Notes and certain provisions of the Indenture and is intended to supplement, and to the extent inconsistent, to replace, the more general terms and provisions of the debt securities described in the accompanying Base Shelf Prospectus, to which we refer you. This summary is qualified in its entirety by the provisions of the Indenture and the Notes. You should read the Indenture and the Notes in their entirety. Copies of the Indenture and the Notes may be obtained upon request to the Issuer at the address set forth under “Documents Incorporated by Reference.”

For information concerning the Conversion Preferred Shares into which the Notes are, in certain circumstances, convertible as described under “—Automatic Conversion” below, see “Description of the Conversion Preferred Shares.”

In this “Description of the Notes” section (i) references to the “Issuer” or “we” refers only to Algonquin Power & Utilities Corp. and not any of its subsidiaries and (ii) the U.S. Trustee and the Canadian Co-Trustee are each also individually referred to as a “Trustee” and collectively as the “Trustees.” Unless otherwise indicated, defined terms used in this section apply only to this “Description of the Notes” section and the “Description of the Conversion Preferred Shares” section and not to any other sections of this Prospectus Supplement.

Further Issuance

The Notes will constitute a separate series of Securities (as defined in the Base Indenture) under the Indenture, initially limited to $350,000,000 in aggregate principal amount. Under the Indenture we may, without the consent of the holders of the Notes, “reopen” the series of Securities of which the Notes are a part and issue additional notes of such series from time to time in the future. The Notes offered by this Prospectus Supplement and any additional notes of such series that we may issue in the future will constitute a single series of Securities under the Indenture. This means that, in circumstances in which the Indenture provides for the holders of Securities of any series to vote or take any other action as a single class, the Notes offered hereby and any additional notes of such series of notes that we may issue by reopening such series will vote or take that action as a single class.

Interest and Maturity

The Issuer will pay interest on the Notes on every January 1, April 1, July 1, October 1 of each year during which the Notes are outstanding until July 1, 2079 (each such quarterly date, an “Interest Payment Date”).

The Issuer will pay interest on the Notes at a rate of 6.20% per year in equal quarterly installments on each Interest Payment Date until July 1, 2024. Notwithstanding the foregoing, assuming the Notes are issued on May 23, 2019, the first interest payment on the Notes on July 1, 2019, will be in the amount of $0.1636 per $25 principal amount of Notes.

From the Issue Date to, but excluding, July 1, 2024, the interest rate on the Notes will be fixed at 6.20% per annum, payable in arrears. Starting on July 1, 2024, and on every January 1, April 1, July 1, October 1 of each year during which the Notes are outstanding thereafter until July 1, 2079 (each such date, an “Interest Reset Date”), the interest rate on the Notes will be reset as follows:

(i)	Starting on July 1, 2024, on every Interest Reset Date, until July 1, 2029, the interest rate on the Notes will be reset at an interest rate per annum equal to the three month LIBOR plus 4.01%, payable in arrears, with the first payment at such rate being on October 1, 2024;
(ii)	Starting on July 1, 2029, on every Interest Reset Date, until July 1, 2049, the interest rate on the Notes will be reset at an interest rate per annum equal to the three month LIBOR plus 4.26%, payable in arrears, with the first payment at such rate being on October 1, 2029; and

(iii)	Starting on July 1, 2049, on every Interest Reset Date, until July 1, 2079, the interest rate on the Notes will be reset at an interest rate per annum equal to the three month LIBOR plus 5.01%, payable in arrears, with the first payment at such rate being on October 1, 2049.

The Notes will mature on July 1, 2079 (the “Maturity Date”).

Interest for each interest period from the Issue Date to, but excluding, July 1, 2024, will be calculated on the basis of a 360-day year consisting of twelve 30-day months. Interest for each interest period from July 1, 2024 to July 1, 2079 will be calculated on the basis of the actual number of days elapsed during the applicable interest period and a 360-day year. For the purposes of disclosure under the Interest Act (Canada), and without affecting the interest payable on the Notes, whenever the interest rate on the Notes is to be calculated on the basis of a period of less than a calendar year, the yearly interest rate equivalent for such interest rate will be the interest rate multiplied by the actual number of days in the relevant calendar year and divided by 360.

Interest payments will be made to the persons or entities in whose names the Notes are registered at the close of business on March 15, June 15, September 15, December 15 (in each case, whether or not a business day), as the case may be, immediately preceding the relevant Interest Payment Date.

For the period from the Issue Date to July 1, 2024, if an Interest Payment Date falls on a day that is not a business day, the Interest Payment Date will be postponed to the next business day, and no further interest will accrue in respect of such postponement.

For the period from July 1, 2024 to July 1, 2079, if an Interest Payment Date, other than a redemption date or the Maturity Date, falls on a day that is not a business day, the Interest Payment Date will be postponed to the next day that is a business day, except that if that business day is in the next succeeding calendar month, the Interest Payment Date will be the immediately preceding business day (in each case, resulting in a corresponding adjustment to the number of days in the applicable interest period). Also, if a redemption date or the Maturity Date of the Notes falls on a day that is not a business day, the payment of interest and principal will be made on the next succeeding business day and no interest on such payment will accrue for the period from and after the redemption date or the Maturity Date, if applicable.

Specified Denominations

The Notes will be issued only in minimum denominations of $25 and integral multiples of $25 in excess thereof.

Deferral Right

So long as no event of default has occurred and is continuing, the Issuer may elect, at its sole option, at any date other than an Interest Payment Date, to defer the interest payable on the Notes on one or more occasions for up to five consecutive years (a “Deferral Period”). There is no limit on the number of Deferral Periods that may occur. Such deferral will not constitute an event of default or any other breach under the Indenture and the Notes. Deferred interest will accrue, compounding on each subsequent Interest Payment Date, until paid. A Deferral Period terminates on any Interest Payment Date on which the Issuer pays all accrued and unpaid interest on such date. No Deferral Period may extend beyond the Maturity Date.

The Issuer will give the holders of the Notes written notice of its election to commence or continue a Deferral Period at least 10 and not more than 60 days before the next Interest Payment Date.

Dividend Stopper Undertaking

Unless the Issuer has paid all accrued and payable interest on the Notes, the Issuer will not:

(i)	declare any dividend on the Dividend Restricted Shares or pay any interest on any Parity Notes (other than stock dividends on Dividend Restricted Shares);
(ii)	redeem, purchase or otherwise retire any Dividend Restricted Shares or Parity Notes (except (a) with respect to Dividend Restricted Shares, out of the net cash proceeds of a substantially concurrent issue of Dividend Restricted Shares or (b) pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of Dividend Restricted Shares); or
(iii)	make any payment to holders of any of the Dividend Restricted Shares or any Parity Notes in respect of dividends not declared or paid on such Dividend Restricted Shares or interest not paid on such Parity Notes, respectively (the “Dividend Stopper Undertaking”).

“Dividend Restricted Shares” means, collectively, the Issuer Preferred Shares and the Issuer Common Shares.

“Parity Notes” means any class or series of the Issuer’s indebtedness currently outstanding or hereafter created which ranks on a parity with the Notes (prior to any Automatic Conversion (as defined below)) as to distributions upon liquidation, dissolution or winding-up. As of the issue date of the Notes, the Corporation’s 6.875% Fixed-to-Floating Subordinated Notes – Series 2018-A due October 17, 2078 constitute the only series of Parity Notes outstanding.

It is in the interest of the Issuer to ensure that it timely pays interest on the Notes so as to avoid triggering the Dividend Stopper Undertaking.

Automatic Conversion

The Notes, including accrued and unpaid interest thereon, will be converted automatically (the “Automatic Conversion”), without the consent of the holders thereof, into shares of a newly issued series of preferred shares of the Issuer (the “Conversion Preferred Shares”) upon the occurrence of: (i) the making by the Issuer of a general assignment for the benefit of its creditors or a proposal (or the filing of a notice of its intention to do so) under the Bankruptcy and Insolvency Act (Canada); (ii) any proceeding instituted by the Issuer seeking to adjudicate it as bankrupt (including any voluntary assignment in bankruptcy) or insolvent or, where the Issuer is insolvent, seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of its debts under any law relating to bankruptcy or insolvency in Canada, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for the Issuer or any substantial part of its property and assets in circumstances where the Issuer is adjudged as bankrupt (including any voluntary assignment in bankruptcy) or insolvent; (iii) a receiver, interim receiver, trustee or other similar official is appointed over the Issuer or for any substantial part of its property and assets by a court of competent jurisdiction in circumstances where the Issuer is adjudged as bankrupt (including any voluntary assignment in bankruptcy) or insolvent under any law relating to bankruptcy or insolvency in Canada; or (iv) any proceeding is instituted against the Issuer seeking to adjudicate it as bankrupt (including any voluntary assignment in bankruptcy) or insolvent, or where the Issuer is insolvent, seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of its debts under any law relating to bankruptcy or insolvency in Canada, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for the Issuer or any substantial part of its property and assets in circumstances where the Issuer is adjudged as bankrupt or insolvent under any law relating to bankruptcy or insolvency in Canada, and either such proceeding has not been stayed or dismissed within sixty (60) days of the institution of any such proceeding or the actions sought in such proceedings occur (including the entry of an order for relief against the Issuer or the appointment of a receiver, interim receiver, trustee, or other similar official for it or for any substantial part of its property and assets) (each, an “Automatic Conversion Event”).

The Conversion Preferred Shares will carry the right to receive cumulative preferential cash dividends, if, as and when declared by the Board of Directors, subject to the solvency test set out in the Canada Business Corporations Act or any other applicable law, at the Perpetual Preferred Share Rate, payable on each quarterly dividend payment date, subject to any applicable withholding Tax. See “Description of the Conversion Preferred Shares.”

The Automatic Conversion shall occur upon an Automatic Conversion Event (the “Conversion Time”). As of the Conversion Time, the Notes shall be automatically converted, without the consent of the holders of the Notes, into a newly issued series of fully-paid Conversion Preferred Shares. At such time, all outstanding Notes shall be deemed to be immediately and automatically surrendered and cancelled without need for further action by noteholders, who shall thereupon automatically cease to be holders thereof and all rights of any such holder as a debtholder of the Issuer shall automatically cease. At the Conversion Time, holders of the Notes will receive one Conversion Preferred Share for each $25 principal amount of Notes previously held together with the number of Conversion Preferred Shares (including fractional shares, if applicable) calculated by dividing the amount of accrued and unpaid interest, if any, on the Notes, by $25.

Upon an Automatic Conversion of the Notes, the Issuer reserves the right not to issue some or all, as applicable, of the Conversion Preferred Shares to Ineligible Persons. In such circumstances, the Issuer will hold all Conversion Preferred Shares that would otherwise be delivered to Ineligible Persons, as agent for such Ineligible Persons, and will attempt to facilitate the sale of such shares through a registered broker or dealer retained by the Issuer for the purpose of effecting the sale (to parties other than the Issuer, its affiliates or other Ineligible Persons) on behalf of such Ineligible Persons of such Conversion Preferred Shares. Such sales, if any, may be made at any time and any price. The Issuer will not be subject to any liability for failing to sell Conversion Preferred Shares on behalf of any such Ineligible Persons or at any particular price on any particular day. The net proceeds received by the Issuer from the sale of any such Conversion Preferred Shares will be divided among the Ineligible Persons in proportion to the number of Conversion Preferred Shares that would otherwise have been delivered to them, after deducting the costs of sale and any applicable Taxes or withholding on account of Taxes, if any. The Issuer will make payment of the aggregate net proceeds to the Clearing Agency (if the Notes are then held in the book-entry only system) or to the registrar and transfer agent (in all other cases) for distribution to such Ineligible Persons in accordance with the applicable procedures of the Clearing Agency or otherwise.

As a precondition to the delivery of any certificate or other evidence of issuance representing any Conversion Preferred Shares or related rights following an Automatic Conversion, the Issuer may require a holder of Notes (and persons holding Notes represented by such holder of Notes) to deliver a declaration, in form and substance satisfactory to the Issuer, confirming compliance with any applicable regulatory requirements to establish that such holder of Notes is not, and does not represent, an Ineligible Person.

As the events that give rise to an Automatic Conversion are bankruptcy and related events, it is in the interest of the Issuer to ensure that an Automatic Conversion does not occur, although the events that could give rise to an Automatic Conversion may be beyond the Issuer’s control.

Redemption Right

On or after July 1, 2024, the Issuer may, at its option, on giving not more than 60 nor less than 30 days’ notice to the holders of the Notes, redeem the Notes, in whole at any time or in part from time to time on any Interest Payment Date. The redemption price per $25 principal amount of Notes redeemed on any Interest Payment Date will be 100.00% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption. Notice of redemption shall be irrevocable and on the redemption date, the Notes subject to redemption shall become due and payable at the redemption price, and from and after such date (unless the Issuer shall default in the payment of the redemption price and accrued interest) such Notes shall cease to bear interest. Notes that are redeemed shall be cancelled and shall not be reissued.

In the event that the Issuer redeems or purchases any of the Notes, the Issuer intends (without thereby assuming a legal obligation) to do so only to the extent the aggregate redemption or purchase price is equal to or less than the net proceeds, if any, received by the Issuer from new issuances during the period commencing on the 360th calendar day prior to the date of such redemption or purchase of securities which are assigned by S&P at the time of sale or issuance, an aggregate equity credit that is equal to or greater than the equity credit assigned to the Notes to be redeemed or repurchased (but taking into account any changes in hybrid capital methodology or another relevant methodology or the interpretation thereof since the issuance of the Notes), unless:

(i)	the issuer credit rating assigned by S&P to the Issuer is at least BBB- (or such similar nomenclature then used by S&P) and the Issuer is comfortable that such rating would not fall below this level as a result of such redemption or purchase, or
(ii)	in the case of a purchase
a.	such repurchase is of less than 10 percent of the aggregate principal amount of the Notes originally issued in any period of 12 consecutive months, or
b.	a maximum of 25 percent of the aggregate principal amount of the Notes originally issued in any period of ten consecutive years is purchased, or
(iii)	the Notes are not assigned equity credit by S&P at the time of such redemption or purchase, or
(iv)	the Notes are redeemed pursuant to a Rating Event (to the extent it is triggered by a change of methodology at S&P), or a Tax Event, or
(v)	such redemption or purchase occurs on or after July 1, 2049.

Redemption on Tax Event or Rating Event

After the occurrence of a Tax Event, the Issuer may, at its option, on giving not more than 60 nor less than 30 days’ notice to the holders of the Notes, redeem all (but not less than all) of the Notes. The redemption price per $25 principal amount of Notes will be equal to 100.00% of the principal amount thereof, together with accrued and unpaid interest to but excluding the date fixed for redemption.

A “Tax Event” means the Issuer has received an opinion of counsel of nationally recognized standing experienced in such matters to the effect that, as a result of (i) any amendment or change to the laws (or any regulations or rulings thereunder) of any Relevant Taxing Jurisdiction or any applicable tax treaty or (ii) any change in the application, administration or interpretation of such laws, regulations, rulings or treaties (including any judicial decision rendered by a court of competent jurisdiction with respect to such laws, regulations, rulings or treaties), in each of (i) and (ii), by any legislative body, court, governmental authority or agency, regulatory body or taxing authority, which amendment or change is effective on or after the Issue Date (or if the Relevant Taxing Jurisdiction has changed since the Issue Date, the date on which the applicable jurisdiction became a Relevant Taxing Jurisdiction) (including, for the avoidance of doubt, any such amendment or change made on or after the Issue Date (or the date on which the applicable jurisdiction became a Relevant Taxing Jurisdiction, as applicable) that has retroactive effect to a date prior to the Issue Date (or the date on which the applicable jurisdiction became a Relevant Taxing Jurisdiction, as applicable)), the Issuer has been or will be obligated to pay Additional Amounts as described under the caption “—Additional Covenants—Payment of Additional Amounts,” and the Issuer cannot avoid such obligation by taking commercially reasonable measures to avoid it.

Prior to the initial Interest Reset Date and within 90 days following the occurrence of a Rating Event, the Issuer may, at its option, on giving not more than 60 nor less than 30 days’ notice to the holders of the Notes, redeem all (but not less than all) of the Notes. The redemption price per $25 principal amount of Notes will be equal to 102.00% of the principal amount thereof, together with accrued and unpaid interest to but excluding the date fixed for redemption.

A “Rating Event” means the amount of equity credit assigned to the Notes by Fitch, S&P or Moody’s has been reduced due to an amendment to, clarification or change in, the Equity Credit Methodology; provided, that a “Rating Event” with respect to Moody’s will not be deemed to have occurred unless (i) Moody’s has actually assigned a rating to the Notes at the time of determination and (ii) the amount of equity credit assigned to the Notes by Moody’s immediately following any such reduction shall be lower than the amount of equity credit that would have been assigned by Moody’s had the Notes been rated by Moody’s on the Issue Date.

“Equity Credit Methodology” means the methodology or criteria employed by Fitch, S&P or Moody’s for purposes of assigning equity credit to securities such as the Notes that was effective on the date of the original issuance of the Notes.

Purchase for Cancellation

Subject to the Dividend Stopper Undertaking, the Notes may be purchased, in whole or in part, by the Issuer in the open market or by tender or private contract. Notes purchased by the Issuer shall be cancelled and shall not be reissued. The purchase price payable by the Issuer will be paid in cash.

Subordination

The Notes will be direct unsecured subordinated obligations of the Issuer. The payment of principal and interest on the Notes, to the extent provided in the Indenture, will be subordinated in right of payment to the prior payment in full of all present and future Senior Indebtedness, and will be effectively subordinated to all indebtedness and obligations of the Issuer’s subsidiaries.

In the event (i) of any insolvency or bankruptcy proceedings or any receivership, liquidation, reorganization or other similar proceedings in respect of the Issuer or a substantial part of its property, or of any proceedings for liquidation, dissolution or other winding-up of the Issuer, or (ii) subject to the subordination provisions in the Indenture that a default shall have occurred with respect to payments due on any Senior Indebtedness, or there shall have occurred an event of default (other than a default in payment) in respect of any Senior Indebtedness permitting the holder or holders thereof to accelerate the maturity thereof, or (iii) that the principal of and accrued interest on the Notes shall have been declared due and payable pursuant to the Indenture and such declaration shall not have been rescinded and annulled as provided therein, then the holders of Senior Indebtedness shall first be entitled to receive payment of the full amount due thereon before the holders of the Notes are entitled to receive a payment on account of the principal or interest on the Notes, including, without limitation, any payments made pursuant to any redemption or purchase for cancellation.

“Senior Indebtedness” means obligations (other than non-recourse obligations, Notes issued under the Indenture or any other obligations specifically designated as being subordinate in right of payment to Senior

Indebtedness) of, or guaranteed or assumed by, the Issuer for borrowed money or evidenced by bonds, debentures or notes or obligations of the Issuer for or in respect of bankers’ acceptances (including the face amount thereof), letters of credit and letters of guarantee (including all reimbursement obligations in respect of each of the forgoing) or other similar instruments, and amendments, renewals, extensions, modifications and refunding of any such indebtedness or obligation. As of March 31, 2019, the Issuer’s Senior Indebtedness (excluding undrawn letters of credit) totaled approximately $254.7 million.

Events of Default

An event of default in respect of the Notes will occur only if the Issuer defaults (i) on the payment of principal or premium or Additional Amounts, if any, when due and payable, (ii) on the payment of interest (including Additional Amounts) when due and payable and such default continues for 30 days (subject to the Issuer’s right, at its sole option, to defer interest payments, as described under “—Deferral Right”), (iii) in the performance of the covenant described under the caption “—Additional Covenants—Merger, Amalgamation, Consolidation, Sale, Lease or Conveyance” or (iv) in the performance of, or breaches, any covenant of the Issuer under the Indenture (other than a covenant or a default in whose performance or breach is specifically dealt with in clauses (i), (ii) or (iii) above), and continuance of such default or breach for a period of 90 days after there has been given notice by registered or certified mail, to the Issuer by either Trustee (with a copy to the other Trustee), or to the Issuer and the Trustees by the holders of at least 25% in principal amount of the Notes, a written notice specifying such default or breach and requiring it to be remedied.

If an event of default has occurred and is continuing, and the Notes have not already been automatically converted into Conversion Preferred Shares, then the Issuer shall without notice from a Trustee be deemed to be in default under the Indenture and the Notes and the U.S. Trustee may, in its discretion and shall upon the request of holders of not less than 25% of the principal amount of Notes then outstanding under the Indenture, demand payment of the principal or premium or Additional Amounts, if any, together with any accrued and unpaid interest (including Additional Amounts) up to (but excluding) such date, which shall immediately become due and payable in cash, and may institute legal proceedings for the collection of such aggregate amount where the Issuer fails to make payment thereof upon such demand.

The holders of not less than a majority in principal amount of the Notes then outstanding may, on behalf of the holders of all Notes then outstanding, waive a past default under the Indenture and its consequences, except (i) in the payment of the principal of, or any premium, Additional Amounts or interest (including Additional Amounts) on, any Note or (ii) in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of each holder of the Notes as described under the caption “—Amendment, Supplement and Waiver.”

Additional Covenants

In addition to the Dividend Stopper Undertaking, the Issuer will covenant for the benefit of the holders of the Notes that it will not create or issue any Issuer Preferred Shares which, in the event of insolvency, liquidation, dissolution or winding-up of the Issuer, would rank in right of payment in priority to the Conversion Preferred Shares.

Issue of Conversion Preferred Shares in Connection with Automatic Conversion

All corporate action necessary to authorize the Issuer to issue Conversion Preferred Shares pursuant to the terms of the Notes will be completed prior to the closing of the offering of the Notes.

Merger, Amalgamation, Consolidation, Sale, Lease or Conveyance

The Indenture will provide that the Issuer will not merge, amalgamate or consolidate with any other person and will not sell, lease or convey all or substantially all its assets to any person, unless the Issuer shall be the continuing person, or unless the successor corporation or person that acquires all or substantially all the assets of the Issuer shall expressly assume all of the covenants to be performed and conditions to be observed by the Issuer under the Indenture, and unless immediately after such merger, amalgamation, consolidation, sale, lease or conveyance, the Issuer, such person or such successor corporation shall not be in default in the performance of the covenants and conditions of such Indenture to be performed or observed by the Issuer.

If such successor corporation or person that acquires all or substantially all the assets of the Issuer is organized under the laws of a jurisdiction other than the laws of Canada or any province or territory thereof and the United

States or any state thereof or the District of Columbia, such successor corporation or person shall assume the Issuer’s obligations under the Indenture to pay Additional Amounts, with the name of such successor jurisdiction being included in addition to Canada in each place that Canada appears in “—Payment of Additional Amounts,” including the definition of “Relevant Taxing Jurisdiction.”

Payment of Additional Amounts

All payments made by or on account of any obligation of the Issuer under or with respect to the Notes shall be made free and clear of and without withholding or deduction for, or on account of, any present or future Taxes, unless the Issuer is required to withhold or deduct Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency. If the Issuer is so required to withhold or deduct any Taxes imposed by the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (a “Relevant Taxing Jurisdiction,” and such Taxes, “Canadian Taxes”) from any payment made under or with respect to the Notes, the Issuer shall pay as additional interest such additional amounts (hereinafter “Additional Amounts”) as may be necessary so that the net amount received by each holder of the Notes (including Additional Amounts) after such withholding or deduction for Canadian Taxes shall not be less than the amount the holder of the Notes would have received if such Canadian Taxes had not been withheld or deducted; provided, however, that no Additional Amounts shall be payable with respect to a payment made to a holder of the Notes in respect of a holder or beneficial owner (i) with which the Issuer does not deal at arm’s length (for purposes of the Tax Act) at the time of the making of such payment; (ii) which is subject to such Canadian Taxes by reason of the failure to comply with any certification, identification, information, documentation or other reporting requirement by a holder or beneficial owner of the Notes if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in, the rate of deduction or withholding of, such Canadian Taxes; (iii) where all or any portion of the amount paid to such holder of the Notes relates to an amount that is or was deemed to be a dividend paid to such holder pursuant to subsection 214(16) of the Tax Act; (iv) which is subject to such Canadian Taxes by reason of its carrying on business in or being connected with Canada or any province or territory thereof (including, without limitation, by being or having been a national, domiciliary or resident, or treated as a resident, of, or physically present in or having or having had a permanent establishment in, Canada or any province or territory thereof) otherwise than by the mere holding of Notes or the receipt of payments thereunder; (v) in respect of any applicable Taxes that are payable other than by withholding from payments under or with respect to the Notes; (vi) in respect of any estate, inheritance, gift, sale, transfer, personal property, excise or similar applicable Taxes; (vii) if the applicable Taxes would not have been imposed but for the presentation of such Note (in cases in which presentation is required) more than 30 days after the later of the date on which the relevant payment became due and payable pursuant to the terms thereof or was made or duly provided for; (viii) in respect of any applicable Taxes to the extent such applicable Taxes result from the presentation of any Note for payment (where presentation is required for payment) and the payment can be made without such withholding or deduction by the presentation of the Note for payment by at least one other paying agent; (ix) for any Taxes imposed pursuant to Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (or any amended or successor version of such sections) (“FATCA”), any regulations or other official guidance thereunder, any agreement entered into pursuant to section 1471(b)(1) of the Code, any intergovernmental agreement entered into between a non-U.S. jurisdiction and the United States in connection with FATCA or any law, regulation or other official guidance enacted in any jurisdiction implementing FATCA; and (x) in respect of any combination of applicable Taxes referred to in the preceding clauses (i) through (ix). The Issuer shall make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority as and when required under applicable law.

Furthermore, Additional Amounts shall not be paid for any applicable Taxes if the holder is a fiduciary, partnership, limited liability company or person other than the sole beneficial owner of that payment to the extent that such payment would be required to be included in the income under the laws of the Relevant Taxing Jurisdiction, for tax purposes, of a beneficiary or settlor with respect to the fiduciary, a partner or member of that partnership or limited liability company or a beneficial owner who would not have been entitled to such Additional Amounts had that beneficiary, settlor, partner, member or beneficial owner been the holder thereof.

Whenever in this “Description of the Notes” there is mentioned, in any context, (1) the payment of principal or premium, (2) purchase prices in connection with a purchase of Notes, (3) interest, or (4) any other amount payable on or with respect to the Notes, such reference shall be deemed to include payment of any Additional Amounts to the extent that, in such context, such Additional Amounts are, were or would be payable in respect thereof.

The Issuer will pay any present or future stamp, court, documentary or similar Taxes that arise in any taxing jurisdiction from the execution, delivery, enforcement or registration of the Notes, the Indenture, or any other document or instrument required in relation thereof, and the Issuer agrees to indemnify the holders for any such Taxes paid by such holders. The obligations described under this heading will survive any termination, defeasance or discharge of the Indenture.

Amendment, Supplement and Waiver

The Indenture or the Notes may be amended without the consent of any holder of outstanding Notes for any of the following purposes (a) to evidence the succession of another person to the Issuer and the assumption by such successor of the covenants of the Issuer in the Indenture and the Notes in accordance with the covenant described under “—Additional Covenants—Merger, Amalgamation, Consolidation, Sale, Lease or Conveyance,” (b) to add to the covenants of the Issuer or any other obligor for the benefit of holders of the Notes or surrender any right or power under the Indenture conferred upon the Issuer, (c) to add any additional events of default for the benefit of the holders of the Notes, (d) to secure the Notes or add guarantees with respect to the Notes, (e) to effect or maintain, or otherwise comply with the requirements of the U.S. Securities and Exchange Commission (the “SEC”) in connection with the qualification of the Indenture under the Trust Indenture Act, (f) to evidence and provide for the acceptance of appointment by a successor Trustee or to add or change any of the provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the trusts by multiple Trustees or the removal of one or more of the Trustees, (g) to cure any ambiguity, to correct or supplement any provision of the Indenture which may be defective or inconsistent with any other provision of the Indenture, or to make any other provisions with respect to matters or questions arising under the Indenture, provided that such action pursuant to this clause (g) shall not adversely affect the interests of holders of Notes in any material respect, (h) to conform the text of the Indenture or the terms of the Notes to this “Description of the Notes” or (i) to make any other change that does not adversely affect the interests of holders of Notes in any material respect.

The Indenture or the Notes may be amended with the consent of the holders of not less than a majority in principal amount of the outstanding Notes; provided that, in any case, without the consent of each holder of the outstanding Notes affected thereby, the Issuer and the Trustees may not (a) change the Stated Maturity of the principal of, or any installment of principal or interest on, the Notes, (b) reduce the principal amount thereof or reduce the rate of interest thereon, (c) reduce any premium payable on redemption thereof, (d) change any obligation of the Issuer to pay Additional Amounts, (e) change the currency in which principal, and any premium, Additional Amounts or interest thereon is payable, (f) impair the right to institute suit for the enforcement of any payment on any of the Notes when due, (g) reduce the percentage in principal amount of the Notes, the consent of whose holders is required for any amendment or waiver of compliance with certain provisions of the Indenture or certain defaults thereunder and their consequences provided for in the Indenture, (h) modify the provisions of the Indenture relating to amendments and waivers, waivers of past defaults and statements by officers as to default, except to increase any percentage of holders whose consent is required for such amendment or waiver or to provide that certain provisions of the Indenture cannot be modified or waived without the consent of each holder of the outstanding Notes affected thereby or (i) modify the subordination provisions applicable to the Notes in a manner adverse to the holders thereof.

The Issuer may omit in any particular instance to comply with any term, provision, or condition set forth in the Indenture if before the time for such compliance the holders of not less than a majority in principal amount of the outstanding Notes either waive such compliance in such instance or generally waive compliance with such term, provision or condition, but no such waiver shall extend to or affect such term, provision or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Issuer and the duties of the Trustees in respect of any such term, provision or condition shall remain in full force and effect.

Issue of Additional Notes

The Issuer may, at any time and from time to time, issue additional Notes or other subordinated notes without the authorization of holders of the Notes. In the event that the Issuer issues additional series of subordinated notes, the rights, privileges, restrictions and conditions attached to such additional series may vary materially from the Notes. In such event, the right of the holders of the Notes to receive interest or principal may rank pari passu with the rights of the holders of other subordinated notes.

Governing Law

The Indenture and the Notes will be governed by and construed in accordance with the laws of the of the State of New York, without regard to conflicts of laws principles thereof; provided, however, that the exercise, performance or discharge by the Canadian Co-Trustee of any of its rights, powers, duties or responsibilities hereunder shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Book-Entry Only Form

Upon issuance, the Notes will be represented by one or more fully registered global securities (the “Global Securities”) registered in the name of Cede & Co. (the nominee of The Depository Trust Company (the “Clearing Agency”)), or such other name as may be requested by an authorized representative of the Clearing Agency. The authorized denominations of each Note will be $25 and integral multiples of $25 in excess thereof. Accordingly, the Notes may be transferred or converted only through the Clearing Agency and its participants. Except as described below, owners of beneficial interests in the Global Securities will not be entitled to receive the Notes in definitive form.

Beneficial interests in the Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Clearing Agency. Holders of the Notes may elect to hold interests in the Notes in book-entry form through either the Clearing Agency in the U.S. or Clearstream Banking, société anonyme (“Clearstream”), or Euroclear Bank S.A./N.V. (“Euroclear”), if they are participants in those systems, or indirectly through organizations which are participants in those systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of the Clearing Agency.

Each person owning a beneficial interest in a Global Security must rely on the procedures of the Clearing Agency and, if such person is not a participant, on the procedures of the participant through which such person owns its interest in order to exercise any rights of a holder under the Indenture. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security representing the Notes.

The following is based on information furnished by the Clearing Agency:

The Clearing Agency is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the U.S. Exchange Act. The Clearing Agency holds securities that its participants (“Participants”) deposit with the Clearing Agency. The Clearing Agency also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. These direct Participants (“Direct Participants”) include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Clearing Agency is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for the Clearing Agency, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the Clearing Agency’s system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to the Clearing Agency and its Participants are on file with the SEC.

Purchases of the Notes under the Clearing Agency’s system must be made by or through Direct Participants, which will receive a credit for such Notes on the Clearing Agency’s records. The ownership interest of each actual purchaser of each Note represented by a Global Security (“Beneficial Owner”) is in turn to be recorded on the Direct Participants’ and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from the Clearing Agency of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct Participants or Indirect Participants through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in a Global Security representing the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners of a Global Security representing the Notes will not receive the Notes in definitive form representing their ownership interests therein, except in the event that use of the book-entry system for such Notes is discontinued.

To facilitate subsequent transfers, the Global Securities representing the Notes which are deposited with the Clearing Agency are registered in the name of the Clearing Agency’s nominee, Cede & Co., or such other name as may be requested by an authorized representative of the Clearing Agency. The deposit of Global Securities with the Clearing Agency and their registration in the name of Cede & Co. or such other nominee effect no change in beneficial ownership. The Clearing Agency has no knowledge of the actual Beneficial Owners of the Global Securities representing the Notes; the Clearing Agency’s records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by the Clearing Agency to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither the Clearing Agency nor Cede & Co. (nor such other nominee of the Clearing Agency) will consent or vote with respect to the Global Securities representing the Notes. Under its usual procedures, the Clearing Agency mails an “omnibus proxy” to the Issuer as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

Principal, premium, if any, and interest payments on the Global Securities representing the Notes will be made to Cede & Co. (or such other nominee as may be requested by an authorized representative of the Clearing Agency). The Clearing Agency’s practice is to credit Direct Participants’ accounts, upon the Clearing Agency’s receipt of funds and corresponding detailed information from the Issuer or the Trustee, on the applicable payment date in accordance with their respective holdings shown on the Clearing Agency’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of the Clearing Agency, the applicable Trustee or the Issuer, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of the Clearing Agency) is the responsibility of the Issuer or the applicable Trustee (provided it has received funds from the Issuer), disbursement of such payments to Direct Participants shall be the responsibility of the Clearing Agency, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

The Clearing Agency may discontinue providing its services as securities depository with respect to the Notes at any time by giving reasonable notice to the Issuer or the U.S. Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, Notes in definitive form are required to be printed and delivered to each holder.

The Issuer may decide to discontinue use of the system of book-entry transfers through the Clearing Agency (or a successor securities depositary). In that event, the Notes in definitive form will be printed and delivered.

Clearstream advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations (“Clearstream participants”), and facilitates the clearance and settlement of securities transactions between Clearstream participants through electronic book-entry changes in accounts of Clearstream participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to Clearstream participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the Underwriters of this Offering. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream participant, either directly or indirectly.

Distributions with respect to interests in the Notes held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures, to the extent received by the Clearing Agency for Clearstream.

Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear (“Euroclear participants”), and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (“Euroclear Operator”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the Underwriters of the Offering of the Notes. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within the Euroclear System, withdrawals of securities and cash from the Euroclear System, and receipts of payment with respect to securities in the Euroclear System. All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants, and has no records of or relationship with persons holding through Euroclear participants.

Distributions with respect to the Notes held beneficially through the Euroclear System will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for the Euroclear System.

The information in this section concerning the Clearing Agency and the Clearing Agency’s book-entry system, Clearstream and Euroclear has been obtained from sources that the Issuer believes to be reliable, but is subject to any changes to the arrangements between the Issuer and the Clearing Agency and any changes to such procedures that may be instituted unilaterally by the Clearing Agency, Clearstream and Euroclear.

Transfers

Transfers of ownership of the Notes will be effected only through records maintained by the Clearing Agency for such Notes with respect to interests of Participants and on the records of Participants with respect to interests of persons other than Participants. Holders of the Notes who are not Participants, but who desire to purchase, sell or otherwise transfer ownership of or other interests in the Notes, may do so only through Participants. The ability of a holder to pledge Notes or otherwise take action with respect to such holder’s interest in Notes (other than through a Participant) may be limited due to the lack of a physical certificate. See “Risk Factors—Risks Relating to the Notes—Dealings in Notes.”

Payments and Deliveries

As long as the Clearing Agency is the registered owner of the Notes, the Clearing Agency will be considered the sole owner of the Notes for the purposes of receiving payments on the Notes or the delivery of Conversion Preferred Shares upon the occurrence of an Automatic Conversion. Payments of interest in respect of the Notes will be made by the Issuer to the Clearing Agency as the registered holder of the Notes and the Issuer understands that such payments will be forwarded by the Clearing Agency to Participants in accordance with the applicable procedures of the Clearing Agency. Deliveries of Conversion Preferred Shares in respect of the exercise or operation of the Automatic Conversion in the limited circumstances described under “—Automatic Conversion” will be made by the Issuer to the Clearing Agency as the registered holder of the Notes and the Issuer understands that such shares will be forwarded by the Clearing Agency to Participants in accordance with the applicable procedures of the Clearing Agency. As long as the Notes are held in the Clearing Agency’s book-entry only system, the responsibility and liability of the Trustees and/or the Issuer in respect of the Notes is limited to making payment of any amount due on the Notes and/or making delivery of Conversion Preferred Shares in respect thereof to the Clearing Agency.

Certain Definitions

“Board of Directors” means the Issuer’s board of directors or any committee thereof duly authorized to act on behalf of such board of directors.

“Calculation Agent” means a third party independent financial institution of national standing with experience providing such services, which has been selected by the Issuer.

“Fitch” means Fitch Ratings Ltd.

“Ineligible Person” means any person whose address is in, or whom the Issuer or its transfer agent has reason to believe is a resident of, any jurisdiction outside of Canada and the U.S. to the extent that: (i) the issuance or delivery by the Issuer to such person, upon an Automatic Conversion of Conversion Preferred Shares, would require the Issuer to take any action to comply with securities or analogous laws of such jurisdiction; or (ii) withholding tax would be applicable in connection with the delivery to such person of Conversion Preferred Shares upon an Automatic Conversion.

“Issue Date” means the date the Notes are originally issued.

“Issuer Common Shares” means the common shares of the Issuer.

“Issuer Preferred Shares” means the preferred shares of the Issuer (including the Series A Preferred Shares, the Series B Preferred Shares, the Series C Preferred Shares, the Series D Preferred Shares, the Series E Preferred Shares, the Series F Preferred Shares and the Conversion Preferred Shares).

“LIBOR” means, for any interest period in respect of Notes, the rate for U.S. dollar deposits for a three month period beginning on the second London Banking Day after the applicable LIBOR Determination Date that appears on page LIBOR01 of the Reuters service (or on any successor or substitute page of such service, or any successor to or substitute for such service providing rate quotations comparable to those currently provided on such page of such service, as determined by the Issuer from time to time for purposes of providing quotations of interest rates applicable to U.S. dollar deposits in the London interbank market) at approximately 11:00 a.m., London time, on such LIBOR Determination Date. If page LIBOR01 of the Reuters service does not include such a rate or is unavailable on a LIBOR Determination Date, the Issuer will request the principal London office of each of four major banks in the London interbank market, as selected by the Issuer, to provide such bank’s offered quotation, as of approximately 11:00 a.m., London time, on such LIBOR Determination Date, to prime banks in the London interbank market for deposits in a Representative Amount of U.S. dollars for a three month period beginning on the second London Banking Day after such LIBOR Determination Date. If at least two such offered quotations are so provided, the LIBOR rate for the relevant interest period will be the arithmetic mean of such quotations. If fewer than two such quotations are so provided, the Issuer will request each of three major banks in New York City, as selected by the Issuer, to provide such bank’s rate, as of approximately 11:00 a.m., New York City time, on such LIBOR Determination Date, for loans in a Representative Amount in U.S. dollars to leading European banks for a three month period beginning on the second London Banking Day after such LIBOR Determination Date. If at least two such rates are so provided, the LIBOR rate for the relevant interest period will be the arithmetic mean of such rates. If fewer than two such rates are so provided, then if a Calculation Agent has not been appointed at such time, the Issuer will appoint a Calculation Agent who shall, after consulting such sources as it deems comparable to any of the foregoing quotations or display page, or any such source as it deems reasonable from which to estimate LIBOR or any of the foregoing lending rates, shall determine the LIBOR rate for the LIBOR Determination Date in its sole discretion. If the Calculation Agent is unable or unwilling to determine the LIBOR rate as provided in the immediately preceding sentence, the Calculation Agent will use a substitute or successor base rate that it has determined in its sole discretion is most comparable to the LIBOR rate, provided that if the Calculation Agent determines there is an industry-accepted substitute or successor base rate, then the Calculation Agent shall use such substitute or successor base rate. If the Calculation Agent has determined a substitute or successor base rate in accordance with the immediately preceding sentence, the Calculation Agent in its sole discretion may determine what business day convention to use, the definition of business day, the determination date to be used and any other relevant methodology for calculating such substitute or successor base rate, including any adjustment factor needed to make such substitute or successor base rate comparable to the LIBOR rate, in a manner that is consistent with industry-accepted practices for such substitute or successor base rate.

If the Issuer determines on the relevant LIBOR Determination Date that the LIBOR rate has been discontinued, then it will appoint a Calculation Agent and the Calculation Agent will use a substitute or successor base rate that it has determined in its sole discretion is most comparable to the LIBOR rate, provided that if the Calculation Agent determines there is an industry-accepted substitute or successor base rate, then the Calculation Agent shall use such substitute or successor base rate. If the Calculation Agent has determined a substitute or successor base rate in accordance with the foregoing, the Calculation Agent in its sole discretion may determine what business day convention to use, the definition of business day, the dividend determination date to be used and any other relevant methodology for calculating such substitute or successor base rate, including any adjustment factor needed to make such substitute or successor base rate comparable to the LIBOR rate, in a manner that is consistent with industry-accepted practices for such substitute or successor base rate.

“LIBOR Determination Date” means, with respect to an interest period, the London Banking Day that is two London Banking Days prior to the first day of such interest period.

“London Banking Day” is any day on which dealings in U.S. dollars are transacted or, with respect to any future date, are expected to be transacted in the London interbank market.

“Moody’s” means Moody’s Investors Service, Inc.

“Participants” means the participants in the depository service of the Clearing Agency.

“Representative Amount” means a principal amount of not less than $1,000,000 for a single transaction in the relevant market at the relevant time.

“S&P” means S&P Global Ratings, a division of S&P Global Inc.

“Series A Preferred Shares” means the Issuer’s cumulative rate reset preferred shares, Series A.

“Series B Preferred Shares” means the Issuer’s nil cumulative floating rate preferred shares, Series B.

“Series C Preferred Shares” means the Issuer’s cumulative rate reset preferred shares, Series C.

“Series D Preferred Shares” means the Issuer’s cumulative rate reset preferred shares, Series D.

“Series E Preferred Shares” means the Issuer’s nil cumulative floating rate preferred shares, Series E.

“Series F Preferred Shares” means the Issuer’s nil fixed-to-floating preferred shares, Series F.

“Stated Maturity” means, when used with respect to the Notes or any installment of principal thereof or interest thereon, the date specified in the Notes as the date on which the principal of the Notes or such installment of principal or interest is due and payable, in the case of such principal, as such date may be advanced or extended as provided pursuant to the terms of the Notes and the Indenture.

“Tax” means any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto), in each case in the nature of a tax, imposed or levied by a governmental authority.

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder.

DESCRIPTION OF THE CONVERSION PREFERRED SHARES

The following is a summary of the rights, privileges, restrictions and conditions attaching to the Conversion Preferred Shares. This summary is qualified in its entirety by the Corporation’s articles and the actual terms and conditions of the Conversion Preferred Shares.

Issue Price

The Conversion Preferred Shares will have an issue price of $25 per share.

No Fixed Maturity

The Conversion Preferred Shares will not have a fixed maturity date.

Dividends

Holders of the Conversion Preferred Shares will be entitled to receive cumulative preferential cash dividends, if, as and when declared by the Board of Directors, subject to the solvency test set out in the Canada Business Corporations Act or any other applicable law, at the same rate as would have accrued on the Notes (had such Notes remained outstanding) as described under “Description of the Notes—Interest and Maturity” (the “Perpetual Preferred Share Rate”), payable on each quarterly dividend payment date, subject to applicable withholding Tax. If the Board of Directors does not declare the dividends, or any part thereof, on the Conversion Preferred Shares on or before the dividend payment date for a particular period, such dividend or the unpaid part thereof shall be paid on a subsequent date or dates to be determined by the Board of Directors on which the Corporation shall have sufficient monies properly available, under the provisions of applicable law and under the provisions of any trust indenture governing bonds, debentures or other securities of the Corporation, for the payment of the same.

Redemption of the Conversion Preferred Shares

The Conversion Preferred Shares will not be redeemable by the Corporation on or prior to July 1, 2024. After that date, but subject to the solvency test set out in the Canada Business Corporations Act and the provisions described below under “—Restrictions on Dividends and Retirement of Conversion Preferred Shares,” the Corporation may redeem at any time all, or from time to time any part, of the outstanding Conversion Preferred Shares, without the consent of the holders, on not more than 60 days and not less than 30 days prior notice, by the payment of an amount in cash for each such share so redeemed of $25 per share together with an amount equal to all accrued and unpaid dividends thereon, subject to any applicable withholding Tax.

Presentation for Redemption or Sale

A redemption or sale to the Corporation of Conversion Preferred Shares will be effected by the holder transferring such holder’s Conversion Preferred Shares to be redeemed or sold to the account of the Corporation in the Clearing Agency (or, in the event that the Conversion Preferred Shares are not then issued in book-entry only form, by depositing with the transfer agent for the Conversion Preferred Shares, at one of its principal offices, certificates representing such Conversion Preferred Shares).

Purchase for Cancellation

On or after July 1, 2024, subject to the provisions described below under “—Restrictions on Dividends and Retirement of Conversion Preferred Shares,” the Corporation may, purchase for cancellation any Conversion Preferred Shares in the open market or by tender or private contract at any price, subject to any applicable withholding Tax. Any such shares purchased by the Corporation shall be cancelled and shall not be reissued.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Corporation, the holders of the Conversion Preferred Shares shall be entitled to receive $25 per share (less any amount that may have been returned to holders as a return of capital), together with all accrued and unpaid dividends thereon, subject to any applicable withholding Tax, before any amount shall be paid or any assets of the Corporation distributed to the holders of Issuer Common Shares or any shares ranking junior to the Conversion Preferred Shares. The holders of the Conversion Preferred Shares shall not be entitled to share in any further distribution of the property or assets of the Corporation.

Restrictions on Dividends and Retirement of Conversion Preferred Shares

So long as any of the Conversion Preferred Shares are outstanding, the Corporation will not, without the approval of the holders of the Conversion Preferred Shares, given as specified below:

(i)	declare any dividend on the Corporation Common Shares or any other shares ranking junior to the Conversion Preferred Shares (other than stock dividends on shares ranking junior to the Conversion Preferred Shares); or
(ii)	redeem, purchase or otherwise retire any Issuer Common Shares or any other shares ranking junior to the Conversion Preferred Shares (except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Conversion Preferred Shares); or
(iii)	redeem, purchase or otherwise retire: (i) less than all the Conversion Preferred Shares; or (ii) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of Issuer Preferred Shares, any other shares ranking on a parity with the Conversion Preferred Shares;

unless, in each case, all dividends on the Conversion Preferred Shares of that series and on all other shares ranking prior to or on a parity with the Conversion Preferred Shares, have been declared and paid or set apart for payment.

Issue of Additional Series of Issuer Preferred Shares

The Corporation may issue other series of Issuer Preferred Shares without the authorization of the holders of the Conversion Preferred Shares, as applicable.

Shareholder Approvals

The approval of any amendments to the rights, privileges, restrictions and conditions attaching to the Conversion Preferred Shares may be given by a resolution carried by the affirmative vote of not less than 66 2⁄3% of the votes cast at a meeting of holders of Conversion Preferred Shares at which at least a majority of the outstanding Conversion Preferred Shares is represented or, if no quorum is present at such meeting, at a meeting following such adjourned meeting at which no quorum requirement would apply. The Corporation will covenant that for so long as the Notes are outstanding no amendment will be made to the rights, privileges, restrictions and conditions of the Conversion Preferred Shares (other than any amendments relating to the Issuer Preferred Shares as a class) without the prior approval of the holders of not less than a majority of the aggregate principal amount of the Notes then outstanding.

Voting Rights

Subject to applicable corporate law, the holders of Conversion Preferred Shares will not be entitled to receive notice of or to attend or to vote at any meeting of the shareholders of the Corporation unless and until the Corporation shall fail to pay in aggregate eight quarterly dividends on the Conversion Preferred Shares, whether or not consecutive and whether or not dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends. In that event, and for only so long as any such dividends remain in arrears, the holders of the Conversion Preferred Shares will be entitled to receive notice of, and to attend, all meetings of shareholders of the Corporation (other than a separate meeting of the holders of another series or class of shares) and shall at any such meetings which they shall be entitled to attend, except when the vote of the holders of shares of any other class or series is to be taken separately and as a class or series, be entitled to vote together with all of the voting shares of the Corporation on the basis of one vote in respect of each Conversion Preferred Share held by each such holder.

Tax Election

The Conversion Preferred Shares will be “taxable preferred shares” as defined in the Tax Act for purposes of the Tax under Part IV.1 of the Tax Act. The terms of the Conversion Preferred Shares will require the Issuer to make the necessary election under Part VI.1 of the Tax Act so that corporate holders will not be subject to the Tax under Part IV.1 of the Tax Act on dividends received (or deemed to be received) on the Conversion Preferred Shares. See “Certain Canadian Federal Income Tax Considerations.”

Book-Entry Only Form

Unless the Corporation elects otherwise, the Conversion Preferred Shares will be issued in “book-entry only” form and may be purchased, held and transferred in substantially the same manner as the Notes. See “Description of the Notes—Book-Entry Only Form.”

UNDERWRITING

BofA Securities, Inc., J.P. Morgan Securities LLC, RBC Capital Markets, LLC and Wells Fargo Securities, LLC are acting as the representatives of each of the Underwriters named below. Subject to the terms and conditions set forth in an Underwriting Agreement among the Corporation and the Underwriters, the Corporation has agreed to sell to the Underwriters, and each of the Underwriters has agreed, severally and not jointly, to purchase from the Corporation, the principal amount of Notes set forth opposite its name below.

Underwriter	Principal Amount of Notes
BofA Securities, Inc.	$87,500,000
J.P. Morgan Securities LLC	87,500,000
RBC Capital Markets, LLC	87,500,000
Wells Fargo Securities, LLC	87,500,000
Total	$350,000,000

Subject to the terms and conditions set forth in the Underwriting Agreement, the Underwriters have agreed, severally and not jointly, to purchase all of the Notes sold under the Underwriting Agreement if any of these Notes are purchased. If an Underwriter defaults, the Underwriting Agreement provides that the purchase commitments of the non−defaulting Underwriters may be increased, at the sole discretion of each non-defaulting Underwriter, or the Underwriting Agreement may be terminated.

The Corporation has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act and any Canadian securities laws, or to contribute to payments the Underwriters may be required to make in respect of those liabilities.

The Underwriters are offering the Notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Notes, and other conditions contained in the Underwriting Agreement, such as the receipt by the Underwriters of officer’s certificates and legal opinions. The Underwriting Agreement provides that the obligations of the Underwriters to purchase the Notes may be terminated at their discretion if there is a material adverse change in the financial markets which makes it impracticable to proceed with the offering of the Notes and may also be terminated upon the occurrence of certain stated events. The Underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. The offering price and the other terms of the Notes have been determined by negotiation between the Corporation and the Underwriters.

This Prospectus Supplement qualifies the distribution of the Notes in the Province of Ontario solely for the purpose of registering the Notes in the United States pursuant to the multijurisdictional disclosure system adopted in the United States and Canada. This Prospectus Supplement does not qualify the Notes for distribution to purchasers in Canada, or to residents of Canada. Each Underwriter has agreed in the Underwriting Agreement that it will only, directly or indirectly, offer, sell or deliver Notes in Canada or to residents of Canada pursuant to an available exemption from Canadian prospectus requirements.

Commissions and Discounts

The Representatives have advised the Corporation that the Underwriters propose initially to offer the Notes at the public offering price set forth on the cover page of this Prospectus Supplement and may offer the Notes to dealers at that price less a concession not in excess of $0.5000 per Note; provided that the concession will be not in excess of $0.3000 per Note sold to institutional investors. The Underwriters may allow, and those dealers may reallow, a discount not in excess of $0.4500 to certain other dealers; provided that the discount will be not in excess of $0.2500 per Note sold to institutional investors. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting commission and proceeds to the Corporation.

	Per Note	Total(1)
Public offering price	100.00%	$350,000,000
Underwriting commission	2.16%	$7,575,000
Net Proceeds to the Corporation(2)	97.84%	$342,425,000
(1)	Reflects $300,000,000 principal amount of Notes sold to institutional investors, for which the Underwriters received an underwriting commission of $0.5000 per Note, and $50,000,000 principal amount of Notes sold to retail investors, for which the Underwriters received an underwriting commission of $0.7875 per Note.
(2)	After deducting the underwriting commission but before accounting for any additional expenses of the Offering paid or payable by the Corporation and/or reimbursements of such expenses by the Underwriters.

We estimate that total expenses of the Offering, including the underwriting commission, will be approximately $7,925,000, of which the Underwriters have agreed to reimburse the Corporation in the amount of $1,500,000.

New Issue of Notes

The Notes are a new issue of securities with no established trading market. The Corporation intends to apply for listing of the Notes on the NYSE. If approved for listing, trading on the NYSE is expected to commence within 30 days after the Notes are first issued. The Corporation has been advised by the Underwriters that they presently intend to make a market in the Notes after completion of the Offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. The Corporation cannot assure the liquidity of the trading market for the Notes or that an active public market for the Notes will develop. If an active public trading market for the Notes does not develop, the market price and liquidity of the Notes may be adversely affected. If the Notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, the Corporation’s operating performance and financial condition, general economic conditions and other factors.

The Corporation is under no obligation to, and does not intend to, list the Conversion Preferred Shares on any stock exchange or other market.

No Sales of Similar Securities

The Corporation has agreed, with certain limited exceptions, that the Corporation will not, for a period beginning on the date of this Prospectus Supplement and ending on the date that is 13 days from the date of this Prospectus Supplement, without first obtaining the prior written consent of the Representatives, directly or indirectly offer to sell, grant any option for the sale or otherwise dispose of any Notes, any security convertible into, exchangeable into or exercisable for the Notes or any debt securities substantially similar to the Notes (except the Notes issued hereby).

Price Stabilization, Short Positions

In connection with the Offering, the Underwriters may purchase and sell the Notes in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the Underwriters of a greater principal amount of Notes than they are required to purchase in the Offering. The Underwriters must close out any short position by purchasing Notes in the open market. A short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Notes in the open market after pricing that could adversely affect investors who purchase in the Offering. Stabilizing transactions consist of various bids for or purchases of Notes made by the Underwriters in the open market to peg, fix or maintain the price of the Notes prior to the completion of the Offering.

Similar to other purchase transactions, the Underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the Notes or preventing or retarding a decline in the market price of the Notes. As a result, the price of the Notes may be higher than the price that might otherwise exist in the open market.

Neither the Corporation nor any of the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither the Corporation nor any of the Underwriters make any representation that the Underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Sales to Insiders

Ian Robertson, the Chief Executive Officer and a member of the Board of Directors, and Christopher K. Jarratt, Vice Chair and a member of the Board of Directors, have each agreed to purchase $500,000 of Notes under the Offering.

Other Relationships

Some of the Underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with the Corporation or its affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. In particular, affiliates of certain of the Underwriters are lenders under the Corporation and its subsidiaries’ credit facilities for which they have received, and in the future would receive, customary fees.

In addition, in the ordinary course of their business activities, the Underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the Underwriters or their affiliates have a lending relationship with the Corporation and routinely hedge, and certain other of those Underwriters or their affiliates may hedge, their credit exposure to the Corporation consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes. The Underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

See “Relationship Between the Corporation and Certain Underwriters”.

Settlement

The Corporation expects that delivery of the Notes will be made against payment therefor on or about the date specified on the cover page of this Prospectus Supplement, which will be the fifth business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the U.S. Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of this Prospectus Supplement or the next two business days will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to make such trades should consult their own advisor.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPS Regulation. This Prospectus Supplement and the accompanying Base Shelf Prospectus have been prepared on the basis that any offer of Notes in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of Notes. Neither the Prospectus Supplement nor the accompanying Base Shelf Prospectus is a prospectus for the purposes of the Prospectus Directive.

The above selling restriction is in addition to any other selling restriction set out below.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Hong Kong

The Notes have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the Notes has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and each Underwriter has agreed that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore

This Prospectus Supplement and the accompanying Base Shelf Prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Prospectus Supplement and the accompanying Base Shelf Prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
(b)	where no consideration is or will be given for the transfer;
(c)	where the transfer is by operation of law;
(d)	as specified in Section 276(7) of the SFA; or
(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Singapore Securities and Futures Act Product Classification – Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, the Corporation has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to Prospective Investors in Canada

The Notes offered under this Prospectus Supplement and the accompanying Base Shelf Prospectus are not being, and may not be, offered or sold, directly or indirectly, in Canada or to any resident of Canada.

RELATIONSHIP BETWEEN THE CORPORATION AND CERTAIN UNDERWRITERS

The Corporation intends to use the net proceeds of the Offering to repay existing indebtedness under the Term Credit Facility and the Liberty Utilities Credit Facility, to partially finance the Corporation’s previously-announced acquisition of Enbridge Gas New Brunswick Limited Partnership and for general corporate purposes. See “Use of Proceeds.”

BofA Securities, Inc., J.P. Morgan Securities LLC, RBC Capital Markets, LLC and Wells Fargo Securities, LLC are each affiliates of financial institutions which are lenders (the “Lenders”) to the Corporation, Algonquin Power Co. (a trust of which the Corporation is the sole unitholder) and/or Liberty Utilities Co. (a subsidiary of the Corporation) under their respective credit facilities. Accordingly, the Corporation may be considered to be a connected issuer of each of these Underwriters under applicable securities laws.

As of May 10, 2019 there was approximately: (i) $141.0 million drawn, $8.8 million in outstanding letters of credit and no commercial paper issued under the Liberty Utilities Credit Facility; (ii) $57.1 million and C$35.7 million in outstanding letters of credit under the Liberty Power Group letter of credit facility; (iii) C$17.7 million and $27.1 million drawn and $8.5 million outstanding letters of credit under the Liberty Power Group credit facility; and (iv) $135.0 million drawn and no outstanding letters of credit under the Liberty Utilities Group term credit facility. The Corporation, Algonquin Power Co. and Liberty Utilities Co. are in compliance with all material terms of the agreements governing the respective facilities and the Lenders have not waived any material breach of the agreements governing such credit facilities since their execution.

The decision to distribute the Notes offered hereby and the determination of the terms of the distribution were made through negotiations primarily between the Corporation and the Representatives, on their own behalf and on behalf of the other Underwriters. None of the Lenders were involved in the decision to offer the Notes and none will be involved in the determination of the terms of the distribution of the Notes. Each of the Underwriters will receive its proportionate share of the aggregate underwriting commission payable by the Corporation to the Underwriters.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Corporation, and Bennett Jones LLP, counsel to the Underwriters, the following is a summary of the principal Canadian federal income tax considerations generally applicable to a holder of Notes or Conversion Preferred Shares who acquires Notes pursuant to the Offering and any Conversion Preferred Shares on the conversion of such Notes and who, for purposes of the Income Tax Act (Canada) and the Regulations thereunder (the “Tax Act”) and at all relevant times, (i) is not, and is not deemed to be, resident in Canada; (ii) deals at arm’s length with the Corporation, its affiliates and the Underwriters and is not affiliated with the Corporation or any of its affiliates; (iii) deals at arm’s length with any transferee resident (or deemed to be resident) in Canada to whom the holder disposes of a Note; (iv) holds Notes and will hold any Conversion Preferred Shares as capital property; (v) does not, and is not deemed to, use or hold the Notes or Conversion Preferred Shares in a business carried on in Canada; and (vi) is not a “specified non-resident shareholder” of the Corporation for purposes of the Tax Act or a non-resident person not dealing at arm’s length with a “specified shareholder” (within the meaning of subsection 18(5) of the Tax Act) of the Corporation (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to certain Non-Resident Holders that are insurers carrying on an insurance business in Canada and elsewhere or “authorized foreign banks” (as defined in the Tax Act). This summary assumes that no interest paid on the Notes will be in respect of a debt or other obligation to pay an amount to a person with whom the Corporation does not deal at arm’s length within the meaning of the Tax Act.

This summary is based upon the current provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and counsel’s understanding of the administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) published in writing prior to the date hereof. This summary is not exhaustive of all Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law or CRA administrative policies or assessing practices, whether by way of legislative, governmental or judicial decision or action, nor does it take into account or consider any other federal tax considerations or any provincial, territorial or foreign tax considerations, which may differ materially from those discussed herein. While this summary assumes that the Tax Proposals will be enacted in the form proposed, no assurance can be given that such proposals will be enacted in their current form, or at all.

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Notes or Conversion Preferred Shares must be determined in Canadian dollars. Any such amount that is expressed or denominated in a currency other than Canadian dollars must be converted into Canadian dollars using the relevant exchange rate determined in accordance with the Tax Act.

This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Non-Resident Holder and no representation with respect to the income tax consequences to any particular Non-Resident Holder is made. Prospective purchasers of Notes should consult their own tax advisors with respect to the tax consequences of acquiring, holding and disposing of Notes and Conversion Preferred Shares having regard to their own particular circumstances.

Notes

Interest on and disposition of the Notes

Under the Tax Act, interest, principal and premium, if any, paid or credited, or deemed to be paid or credited, to a Non-Resident Holder on Notes will not be subject to Canadian non-resident withholding tax. No other taxes on income (including taxable capital gains) will be payable under the Tax Act in respect of the acquisition, holding, redemption or disposition of Notes, or the receipt of interest, premium or principal thereon by a Non-Resident Holder solely as a consequence of such acquisition, holding, redemption or disposition of Notes.

Automatic Conversion

A conversion of Notes into Conversion Preferred Shares pursuant to an Automatic Conversion will result in a disposition of such Notes for purposes of the Tax Act for proceeds equal to the fair market value of the Conversion Preferred Shares which the Non-Resident Holder acquires, not including any amount considered to be interest. A Non-Resident Holder will not generally be subject to tax under the Tax Act in respect of such disposition. The aggregate cost to a Non-Resident Holder of the Conversion Preferred Shares issued on an Automatic Conversion will be equal to the fair market value thereof at the time of the Automatic Conversion.

Conversion Preferred Shares

Dividends

A dividend paid or credited, or deemed to be paid or credited, to a Non-Resident Holder on Conversion Preferred Shares will generally be subject to Canadian non-resident withholding tax under the Tax Act at a rate of 25 percent, subject to any reduction in the rate of such withholding under the provisions of an income tax treaty or convention.

For a Non-Resident Holder who is a resident of the United States and qualifies for the benefits of the Canada-United States Tax Convention (the “Canada-US Tax Treaty”), the rate of withholding will generally be reduced pursuant to the Canada-US Tax Treaty to 15 percent.

Dispositions

A Non-Resident Holder of Conversion Preferred Shares who disposes of or is deemed to dispose of Conversion Preferred Shares (other than as discussed under “ —Redemption or Other Acquisition by the Corporation”) will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of Conversion Preferred Shares unless the Conversion Preferred Shares constitute, or are deemed to constitute, “taxable Canadian property” (as defined in the Tax Act) to the Non-Resident Holder at the time of the disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention. If the Conversion Preferred Shares are not listed on a designated stock exchange, such shares will be considered taxable Canadian property if, at any time during the 60-month period immediately preceding the disposition, the Conversion Preferred Shares derived (directly or indirectly) more than 50 percent of their fair market value from one or any combination of real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” or options in respect of, or interests in or rights in respect of, any such property (whether or not such property exists), all as defined for the purposes of the Tax Act.

If the Conversion Preferred Shares are considered taxable Canadian property to the Non-Resident Holder, a disposition or deemed disposition of such Conversion Preferred Shares (other than as discussed under “—Redemption or Other Acquisition by the Corporation”) will generally give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such Conversion Preferred Shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such Conversion Preferred Shares to the Non-Resident Holder. Generally, one half of any such capital gain (a “taxable capital gain”) must be included in the Non-Resident Holder’s income for that year and one half of any such capital loss (an “allowable capital loss”) must be deducted against taxable capital gains realized in that year from dispositions of taxable Canadian property. Certain excess allowable capital losses from the dispositions of taxable Canadian property may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against taxable capital gains realized in such years from dispositions of taxable Canadian property subject to the rules contained in the Tax Act.

An applicable income tax treaty or convention may apply to exempt a Non-Resident Holder from tax under the Tax Act in respect of a disposition of Conversion Preferred Shares notwithstanding that such shares may constitute taxable Canadian property.

Conversion Preferred Shares are not expected to be listed on a “recognized stock exchange” (as defined in the Tax Act). As such, a Non-Resident Holder which disposes of or is deemed to dispose of Conversion Preferred Shares that are taxable Canadian property will be required to satisfy the obligations imposed under section 116 of the Tax Act. Generally, a purchaser of such Conversion Preferred Shares will be entitled to withhold an amount equal to 25% of the purchase price paid for such shares if the Non-Resident Holder does not satisfy such obligations imposed under section 116 of the Tax Act by the time of disposition. An exemption from the general obligations and withholding applicable to such a Non-Resident Holder may be available in respect of such disposition if the Conversion Preferred Shares are “treaty-exempt property” as defined in the Tax Act.

Non-Resident Holders whose Conversion Preferred Shares may be taxable Canadian property should consult their own tax advisors.

Redemption or Other Acquisition by the Corporation

If the Corporation redeems for cash or otherwise acquires the Conversion Preferred Shares, other than by way of a purchase in the open market in the manner in which shares are normally purchased by a member of the public in the open market (if one develops in respect of the Conversion Preferred Shares), the Non-Resident Holder will be deemed to have received a dividend equal to the amount, if any, paid by the Corporation in excess of the paid-up capital of such shares for purposes of the Tax Act at such time. Such deemed dividend will be subject to the treatment described above under “Dividends”. The difference between the amount paid and the amount of the deemed dividend will be treated as proceeds of disposition for the purposes of computing the capital gain or capital loss arising on a disposition of such shares. See the section above under the heading “—Dispositions”.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain U.S. federal income tax consequences to the U.S. Holders (as defined below) of purchasing, owning and disposing of the Notes and the Conversion Preferred Shares. This summary deals only with beneficial owners who purchase the Notes in this Offering at the “issue price,” which is the first price at which a substantial amount of the Notes is sold for cash (other than to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers), and who hold the Notes and the Conversion Preferred Shares as capital assets for U.S. federal income tax purposes. This discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including alternative minimum tax and Medicare contribution tax consequences, as well as differing tax consequences that may apply if you are, for instance:

•	a financial institution;
•	a real investment trust, a regulated investment company or an insurance company;
•	a dealer in securities or currencies;
•	a dealer or trader in securities that uses a mark-to-market method of tax accounting;
•	holding the Notes as part of a hedging transaction, “straddle”, conversion transaction, constructive sale or other integrated transaction;
•	a person whose functional currency is not the U.S. dollar;
•	a tax-exempt entity, qualified retirement plan, individual retirement account or other deferred account;
•	a persons that owns directly, indirectly or constructively ten percent or more, by vote or value, of the outstanding equity interests of the Corporation;
•	a person subject to special tax accounting rules under Section 451(b) of the Code;
•	U.S. expatriate; or
•	partnership pass-through entity for U.S. federal income tax purposes or an investor in such a pass-through entity.

If you are an entity or arrangement classified as a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of you and your partners will generally depend on the status of the partners and your activities. If you are a partnership owning the Notes or a partner in such partnership, you should consult your tax adviser as to the particular U.S. federal income tax consequences of owning the Notes.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. All of the foregoing authorities are subject to differing interpretations or change (possibly with retroactive effect), and any such differing interpretations or change may result in U.S. federal income tax consequences to you that are materially different from those described herein. No rulings from the U.S. Internal Revenue Service (the “IRS”) have been or will be sought with respect to the matters described below, and consequently, the IRS may not take a similar view of the consequences described below.

This discussion does not address any aspect of state, local or non-U.S. taxation, or any taxes other than U.S. federal income taxes. You should consult your tax adviser with regard to the application of the U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

You are a U.S. Holder for purposes of this discussion if for U.S. federal income tax purposes you are a beneficial owner of a Note or a Conversion Preferred Share and are:

•	an individual who is a citizen or resident of the United States;
•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (1) the administration of which is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Notes and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. U.S. Holders are urged to consult their tax advisers with respect to the U.S. federal, state and local tax consequences, the non-U.S. tax consequences and the non-tax consequences of the acquisition, ownership and disposition of Notes.

Tax Treatment of the Notes

The determination of whether an instrument is properly treated as indebtedness or equity for U.S. federal income tax purposes is based on all the relevant facts and circumstances. There is no statutory, judicial or administrative authority directly addressing the U.S. federal income tax treatment of an instrument with substantially identical terms as the Notes. As a result, the U.S. federal income tax treatment of the Notes is not clear. In the absence of authority directly addressing the proper treatment of instruments such as the Notes, to the extent required to do so, we intend to treat the Notes as debt for U.S. federal income tax purposes. However, we will not request any ruling from the IRS regarding the treatment of the Notes for U.S. federal income tax purposes and the IRS or a court may conclude that the Notes should be treated as equity for U.S. federal income tax purposes. Prospective investors should consult their tax advisers as to the proper characterization of the Notes for U.S. federal income tax purposes.

Consequences if the Notes are Treated as Debt Instruments for U.S. Federal Income Tax Purposes

The discussion under this section assumes that the Notes are treated as indebtedness for U.S. federal income tax purposes.

Certain Additional Payments

In certain circumstances (e.g., as described under “Description of the Notes—Redemption on Tax Event or Rating Event”) we may be obligated to pay amounts on the Notes that are in excess of stated interest or principal on the Notes. These potential payments may implicate the provisions of U.S. Treasury regulations relating to “contingent payment debt instruments.” We do not intend to treat the possibility of paying such additional amounts as causing the notes to be treated as contingent payment debt instruments. It is possible that the IRS may take a contrary position. If the IRS takes a contrary position, you may be required to accrue interest income based upon a “comparable yield” (as defined in the Treasury regulations) determined at the time of issuance of the Notes, with adjustments to such accruals when any contingent payments are made that differ from the payments based on the comparable yield. In addition, any income on the sale or other taxable disposition of the Notes would be treated as interest income rather than as capital gain. Our determination that the Notes are not contingent payment debt instruments is binding on you unless you disclose a contrary position to the IRS in the manner that is required by applicable Treasury regulations. The remainder of this discussion assumes that the Notes are not treated as contingent payment debt instruments. You should consult your tax adviser regarding the tax consequences if the Notes were treated as contingent payment debt instruments.

Payments of Interest

In general, interest paid on the Notes should be taxable to you as ordinary income when paid or accrued in accordance with your method of accounting for U.S. federal income tax purposes, except to the extent of original issue discount (“OID”), if any. If the Notes are issued with more than a de minimis amount of OID under the applicable Treasury regulations (as discussed in further detail below), you must include OID in your gross income for U.S. federal income tax purposes as it accrues using the constant yield method, regardless of your method of accounting and irrespective of when you receive any payment attributable to such income. The calculation of the amount of such accruals may be complex, and therefore you should consult your tax adviser regarding the tax consequences if the Notes were treated as issued (or deemed reissued, as discussed in more detail below) with OID.

Under the Treasury regulations applicable to variable rate debt instruments, in order to determine the amount of OID, if any, and qualified stated interest (“QSI”) in respect of the Notes, an equivalent fixed rate debt instrument must be constructed. The equivalent fixed rate debt instrument is a hypothetical instrument that has terms that are identical to those of the Notes, except that the equivalent fixed rate instruments provides for fixed rate substitutes in lieu of the actual rates on the Notes. The equivalent fixed rate debt instrument is constructed in the following manner: (i) first, the initial fixed rate is converted to qualified floating rate, or QFR, that would preserve the fair market value of the Notes, and (ii) second, each QFR (including the QFR determined under clause (i) above) is converted to a fixed rate substitute (which generally will be the value of that QFR as of the issue date of the Notes). Once the equivalent fixed rate debt instrument has been constructed pursuant to the foregoing rules, the amount of OID and QSI, if any, are determined for the equivalent fixed rate debt instrument by applying the general OID rules to the equivalent fixed rate debt instrument and you will account for such OID, if any, and QSI as if you held the equivalent fixed rate debt instrument. For each accrual period, appropriate adjustments will be made to the amount of QSI or OID assumed to have been accrued or paid with respect to the “equivalent” fixed rate debt instrument in the event that such amounts differ from the actual amount of interest accrued or paid on the Notes during the accrual period. We will make a determination at the time of issuance whether we believe the Notes are issued with OID under these rules. Information regarding the determination of the amount OID, if any, on the Notes may be obtained by submitting a written request to us at Algonquin Power & Utilities Corp., 354 Davis Road, Oakville, Ontario, Canada L6J 2X1, Attention: Chief Financial Officer. There is no certainty that the IRS will agree with our determination.

The Notes may also be treated as being issued with OID as a result of our ability to defer payments of interest from time to time for up to five years, unless the likelihood of such deferral is remote. Due to the terms of the Notes and the relevant facts and circumstances, we intend to take the position, and this discussion assumes, that, as of the date of this Prospectus Supplement, the likelihood of deferring payments of interest under the terms of the Notes is remote within the meaning of the Treasury regulations referred to above. Based on the foregoing, we do not intend to treat the Notes as issued with OID by reason of our deferral option. Our position is not, however, binding on the IRS. If the IRS takes a contrary position, you may be required to accrue OID by reason of our deferral option from the time of issuance, as described below, regardless of your method of accounting for U.S. federal income tax purposes.

In the event the possibility of interest deferral were determined not to be remote, or if we in fact exercise our option to defer payments of interest, the Notes would be treated as issued with OID by reason of our deferral option at the time of issuance, or at the time of deferral, as the case may be, and all stated interest, or if interest is in fact deferred, all stated interest due after such deferral would be treated as OID. Consequently, you would be required to include interest income as it accrues using a constant yield method, regardless of your method of accounting, and before you receive any payment attributable to such income.

The amount of interest will include any amounts withheld in respect of Canadian taxes and, without duplication, any additional amounts paid with respect thereto. Interest on the Notes will generally be foreign-source income for foreign tax credit purposes.

Sale or Other Taxable Disposition of the Notes

Upon the sale or other taxable disposition of a Note, you will recognize taxable gain or loss equal to the difference between the amount realized on the sale or other taxable disposition (less any amount equal to accrued but unpaid interest, which will be taxable as interest income, as described above) and your tax basis in the Note. Assuming we do not defer interest payments on the Notes and the Notes are not otherwise treated as issued with OID, your tax basis in a Note will generally equal the cost of your Note. If the Notes are treated as issued (or deemed reissued) with OID, your tax basis in a Note will generally equal the cost of your Note, increased by any OID previously included in income, and decreased by payments received on the Note after the date of such issuance (or deemed reissuance, as applicable). Any gain or loss will generally be U.S.-source income or loss for purposes of computing your foreign tax credit limitation.

Gain or loss realized on the sale or other taxable disposition of a Note will generally be capital gain or loss and will be long-term capital gain or loss if at the time of the sale or other taxable disposition the Note has been held for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders are subject to reduced tax rates. The deductibility of capital losses is subject to limitations.

Automatic Conversion

The conversion of Notes for Conversion Preferred Shares pursuant to the Automatic Conversion should be treated as a tax-free recapitalization for U.S. federal income tax purposes. Thus, no income, gain or loss should be recognized on the conversion except to the extent that there is accrued but unpaid interest at the time of the conversion (which will be treated as such). Any Conversion Preferred Shares will be treated as first being received for the accrued but unpaid interest and the remainder will be treated as received upon conversion of the Notes. Your tax basis in the Conversion Preferred Shares received (other than any such shares received with respect to accrued interest) will equal the tax basis of the Notes that were converted. Your tax basis in the Conversion Preferred Shares received with respect to accrued interest will equal the fair market value of the shares received. Your holding period for the Conversion Preferred Shares received will include your holding period for the Notes converted, except that the holding period of any shares received with respect to accrued interest will commence on the day after the date of receipt.

Consequences if the Notes are Treated as Equity for U.S. Federal Income Tax Purposes

The discussion under this section assumes that the Notes are treated as equity for U.S. federal income tax purposes. In addition, the discussion under this section generally assumes that we are not, and will not become, a passive foreign investment company, or a “PFIC”, as described below.

Payments of Interest

Payments of interest on the Notes will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution would be treated as a tax-free return of capital to the extent of your adjusted tax basis in the Notes. To the extent that such distribution exceeds your adjusted tax basis, it would be treated as capital gain. Such capital gain would be long-term capital gain if your holding period in the Notes exceeds one year as of the date of distribution. Otherwise, such capital gain would be short-term capital gain. Long-term capital gain of a non-corporate U.S. Holder is generally eligible for reduced rates of taxation. The Corporation does not intend to maintain calculations of earnings and profits in a manner necessary to enable U.S. Holders to determine the extent to which a distribution would be treated as a dividend. You should therefore assume that any distribution by the Corporation with respect to the Notes would constitute dividend income.

If you are a non-corporate U.S. Holder, certain dividends paid to you by “qualified foreign corporations” may be taxed at favorable rates. However, these favorable rates are available only if certain conditions are met, including a requirement that you hold the applicable security for a minimum period during which you are not protected from the risk of loss. The IRS has ruled that where a security treated as equity for U.S. federal income tax purposes provides for repayment of the principal amount at maturity, a holder’s creditor rights with respect to the principal repayment may constitute protection from the risk of loss. Therefore, the minimum holding period requirement might not be met with respect to the Notes. If you are a non-corporate U.S. Holder, you should consult your tax adviser with respect to the “qualified dividend income” rules if the Notes are treated as equity for U.S. federal income tax purposes. Interest payments on the Notes will not be eligible for the dividends received deduction generally available to U.S. corporations under the Code with respect to certain dividends.

The amount of dividend income will include any amounts withheld in respect of Canadian taxes and, without duplication, any additional amounts paid with respect thereto.

Interest on the Notes will generally be foreign-source income for foreign tax credit purposes. However, if, as described above, your creditor rights with respect to the principal repayment constitute protection from the risk of loss, you may not be able to meet the minimum holding period necessary to claim foreign tax credits in the case that any Canadian tax is withheld from interest payments.

Sale or Other Taxable Disposition of the Notes

Upon the sale or other taxable disposition of a Note, you will recognize taxable gain or loss equal to the difference between the amount realized on the sale or taxable disposition and your tax basis in the Note. Your tax basis in a Note will generally equal the cost of your Note. Gain or loss, if any, will generally be U.S.-source income or loss for purposes of computing your foreign tax credit limitation. Gain or loss realized on the sale or other taxable disposition of a Note will generally be capital gain or loss and will be long-term capital gain or loss if at the time of the sale or other taxable disposition the Note has been held for more than one year. Long-term capital gains recognized by non-corporate taxpayers are subject to reduced tax rates. The deductibility of capital losses is subject to limitations.

PFIC Rules

In general, the Corporation will be a PFIC for United States federal income tax purposes in any taxable year if (after taking into account the income and assets of Corporation and certain of its subsidiaries) 75% or more of its gross income is passive income, or at least 50% of the average value of its assets is attributable to assets held for the production of, or that produce, passive income. For this purpose, “passive income” generally includes, among other things, interest, dividends, rents, royalties, certain gains from the sale of stock and securities and certain gains from commodities transactions.

PFIC status is determined on an annual basis. The Corporation does not expect to be a PFIC for the taxable year ending December 31, 2019. The determination of whether the Corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and will depend on the composition of the Corporation’s income, expenses and assets from time to time and the nature of its activities. PFIC classification is factual in nature, and generally cannot be determined until the close of the taxable year in question. Consequently, there can be no assurances regarding the PFIC status of the Corporation for its current or any future taxable year. If you own Notes during a taxable year in which the Corporation is a PFIC, the PFIC rules generally will apply to you thereafter, even if in subsequent taxable years the Corporation no longer meets the test described above to be treated as a PFIC. No ruling will be sought from the IRS regarding whether the Corporation is a PFIC.

In general, if the Corporation were to be treated as a PFIC, certain adverse rules would apply to dividends received from the Corporation and to dispositions of the Notes (potentially including dispositions that would not otherwise be taxable), including taxation at maximum ordinary income tax rates plus an interest charge on both gain from the sale of the Notes and certain distributions paid by the Corporation. In addition, in any year in which the Corporation is a PFIC, a U.S. Holder generally must file an annual return on IRS Form 8621, which describes the income received (or deemed to be received in the event you make certain elections (to the extent available)) from the Corporation, any gain realized on a disposition of the Notes and certain other information.

You are urged to consult your tax adviser about the PFIC rules in connection with your holding of the Notes, including potential elections that may be available to mitigate some of the adverse consequences relating to PFIC status.

Conversion Preferred Shares

The discussion under this section generally assumes that we are not, and will not become, a PFIC, as described above.

Dividends

Distributions on the Conversion Preferred Shares will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution would be treated as a tax-free return of capital to the extent of your adjusted tax basis in the Notes. To the extent that such distribution exceeds your adjusted tax basis, it would be treated as capital gain. Such capital gain would be long-term capital gain if your holding period in the Notes exceeds one year as of the date of distribution. Otherwise, such capital gain would be short-term capital gain. Long-term capital gain of a non-corporate U.S. Holder is generally eligible for reduced rates of taxation. The Corporation does not intend to maintain calculations of earnings and profits in a manner necessary to enable U.S. Holders to determine the extent to which a distribution would be treated as a dividend. You should therefore assume that any distribution by the Corporation with respect to the Notes would constitute dividend income.

If you are a non-corporate U.S. Holder, certain dividends paid to you by “qualified foreign corporations” may be taxed at favorable rates. If the Conversion Preferred Shares are readily tradable on an established U.S. securities market within the meaning of the Code or if the Corporation is eligible for benefits under the income tax treaty between Canada and the United States, we generally would constitute a qualified foreign corporation for U.S. federal income tax purposes and, therefore, distributions on the Conversion Preferred Shares to non-corporate U.S. Holders that are treated as dividends for U.S. federal income tax purposes would be treated as qualified dividend income eligible for such favorable rates, provided the applicable holding period requirements and certain other requirements are met (including, without limitation, the requirement that the Corporation not be classified as a PFIC). Distributions on the Conversion Preferred Shares will not be eligible for the dividends-received deduction generally available to

U.S. corporations under the Code with respect to certain dividends. The dividend rules are complex, and each U.S. Holder should consult its own tax adviser regarding the application of such rules.

The amount of dividend income will include any amounts withheld in respect of Canadian taxes.

Distributions that are treated as dividends for U.S. federal income tax purposes will generally be foreign-source income for foreign tax credit limitation purposes. As discussed above, withholding of Canadian tax is imposed at a 25% rate (reduced to 15% for recipients that are residents of the U.S. eligible for benefits under the Canada-United States Tax Convention) both on cash and non-cash distributions by us to persons that are not Canadian residents. Such Canadian tax withholding may exceed your allowable foreign tax credit for the taxable year of the distribution. To the extent a refund of the tax withheld is available to you under the laws of Canada or under the Canada-United States Tax Convention, the amount of tax withheld that is refundable will not be eligible for credit against your U.S. federal income tax liability, whether or not the refund is actually obtained. The foreign tax credit limitation rules are complex and dependent on the specific factual circumstances particular to you. Consequently, you should consult your tax adviser as to the U.S. federal income tax consequences relevant to you.

Sale or Other Taxable Disposition of the Conversion Preferred Shares

Upon a sale or other disposition of Conversion Preferred Shares, you generally will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and your tax basis in the Conversion Preferred Shares. Gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if at the time of the sale or other taxable disposition the Conversion Preferred Shares have been held for more than one year (including the holding period for the Notes, as applicable). Long-term capital gains recognized by non-corporate taxpayers are subject to reduced tax rates. The deductibility of capital losses is subject to limitations. Gain recognized by you from a sale or other disposition of Conversion Preferred Shares will generally be treated as income from U.S. sources for foreign tax credit limitation purposes.

Backup Withholding and Information Reporting

Information returns may be required to be filed with the IRS in connection with payments on the Notes (and OID, if applicable) and proceeds received from a sale or other disposition of the Notes and dividends received with respect to the Conversion Preferred Shares and proceeds from the disposition of those shares, unless you are an exempt recipient. You may also be subject to backup withholding on these payments in respect of your Notes or Conversion Preferred Shares unless you provide your taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules or you provide proof of an applicable exemption. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

You may be required to report information relating to an interest in the Notes (and OID, if applicable) or Conversion Preferred Shares or an account through which the Notes or Conversion Preferred Shares are held, subject to certain exceptions (including an exception for Notes or Conversion Preferred Shares held in accounts maintained by certain U.S. financial institutions), by attaching a complete IRS Form 8938 to your tax return for each year in which you hold an interest in the Notes or Conversion Preferred Shares. You should consult your tax adviser regarding information reporting requirements relating to your ownership of the Notes or Conversion Preferred Shares.

INTERESTS OF EXPERTS

Certain legal matters in connection with the Offering hereunder will be passed upon on behalf of the Corporation by Blake, Cassels & Graydon LLP with respect to Canadian legal matters and by Gibson, Dunn & Crutcher LLP with respect to U.S. legal matters. Certain legal matters in connection with the Offering hereunder will be passed upon on behalf of the Underwriters by Cravath, Swaine & Moore LLP and Bennett Jones LLP. As of the date hereof, the partners and associates of Blake, Cassels & Graydon LLP, as a group, and Bennett Jones LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Corporation, respectively.

INDEPENDENT AUDITORS

Ernst & Young LLP, the auditors of the Corporation, have confirmed that they are: (i) independent with respect to the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and (ii) independent accountants with respect to the Corporation under all relevant U.S. professional and regulatory standards.

ENFORCEMENT OF CERTAIN CIVIL LIABILITIES

The Corporation is incorporated under the laws of Canada and its registered and head office is in Canada. Most of the Corporation’s directors and officers, and some of the experts named in this Prospectus Supplement, are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets, and a substantial portion of the Corporation’s assets, are located outside the U.S. The Corporation has appointed an agent for service of process in the U.S., but it may be difficult for holders of securities who reside in the U.S. to effect service within the U.S. upon the Corporation or those directors, officers and experts who are not residents of the U.S. Investors should not assume that a Canadian court would enforce a judgment of a U.S. court obtained in an action against the Corporation or such other persons predicated on the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the U.S. or would enforce, in original actions, liabilities against the Corporation or such persons predicated on the U.S. federal securities laws or any such state securities or “blue sky” laws. The Corporation has been advised by its Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Corporation has also been advised by Blake, Cassels & Graydon LLP, however, that there is a substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

The Corporation filed with the SEC, concurrently with its registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed CT Corporation System as its agent for service of process in the U.S. in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving the Corporation in a U.S. court arising out of or related to or concerning the offering of securities under the registration statement of which this Prospectus Supplement forms a part.

Melissa Stapleton Barnes, Masheed Saidi, D. Randy Laney and Dilek Samil, directors of the Corporation, all reside outside of Canada. Each of Ms. Barnes, Ms. Saidi, Mr. Laney and Ms. Samil has appointed Algonquin Power & Utilities Corp., 354 Davis Road, Oakville, Ontario, L6J 2X1 as his or her agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Corporation (as defined herein) at 354 Davis Road, Oakville, Ontario, L6J 2X1, telephone (905) 465-4500, and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	September 18, 2018

ALGONQUIN POWER & UTILITIES CORP.

US$3,000,000,000

Debt Securities (unsecured)

Subscription Receipts
Preferred Shares
Common Shares
Warrants

Units

Algonquin Power & Utilities Corp. (the “Corporation”) may, from time to time, offer and issue the following securities: (i) unsecured debt securities of the Corporation (“Debt Securities”); (ii) subscription receipts of the Corporation (“Subscription Receipts”); (iii) preferred shares of the Corporation (“Preferred Shares”); (iv) common shares of the Corporation (“Common Shares” and together with Preferred Shares, “Equity Securities”); (v) warrants to purchase Common Shares (“Warrants”); and (vi) units comprised of some or all of the other securities described above (“Units”), or any combination thereof. The Debt Securities, Subscription Receipts, Equity Securities and Warrants (collectively, and together with Units unless the context requires otherwise, the “Securities”) offered hereby may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in an accompanying shelf prospectus supplement (a “Prospectus Supplement”). All information not included in this short form base shelf prospectus (this “Prospectus”) will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. The Corporation may sell at the initial offer price up to US$3,000,000,000 in the aggregate of Securities (or its equivalent in any other currency used to denominate the Securities based on the applicable exchange rate at the time of the offering) at any time during the 25-month period that this Prospectus, including any amendments hereto, remains valid.

The Corporation is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted by the United States (“U.S.”) and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Purchasers of the Securities should be aware that such requirements are different from those of the U.S.

Purchasers of the Securities should be aware that the acquisition of the Securities may have tax consequences both in the U.S. and in Canada. Such consequences for purchasers who are resident in, or citizens of, the U.S. or who are resident in Canada may not be described fully herein or in any applicable Prospectus Supplement. Purchasers of the Securities should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities and consult their own tax advisors.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of Canada, that most of its officers and directors are residents of Canada and that a substantial portion of the assets of the Corporation and said persons are located outside the U.S. See “Enforcement of Certain Civil Liabilities”.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE OR CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, maturity, interest provisions, authorized denominations, offering price, covenants, events of default, any terms for redemption at the option of the Corporation or the holder, any exchange or conversion terms and any other specific terms; (ii) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, the procedures for the exchange of the Subscription Receipts for Common Shares and any other specific terms; (iii) in the case of Equity Securities, the designation of the particular class and series, the number of shares offered, the issue price and dividend rate, if any, and any other terms specific to the Equity Securities; (iv) in the case of Warrants, the designation and number of Warrants being offered, the designation, number and terms of the Common Shares purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of those numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; and (v) in the case of Units, the designation and number of Units being offered, the terms of the underlying Securities and any other specific terms. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus.

Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

This Prospectus does not qualify for issuance any securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as the prime rate or a bankers acceptance rate, or to recognized market benchmark interest rates such as LIBOR, EURIBOR, SOFR or a U.S. Federal funds rate.

The Corporation may sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell the Securities to one or more purchasers directly or through agents. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged by the Corporation in connection with the offering and sale of the Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities, including, to the extent applicable, the proceeds to the Corporation and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. See “Plan of Distribution”. The offering of the Securities is subject to the approval of certain legal matters on behalf of the Corporation.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale (including, without limitation, sales deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions, including sales made directly on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”) or other existing trading markets for the Securities), at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Corporation. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

Subject to any applicable securities legislation, and other than in relation to an “at-the-market” distribution, in connection with any offering of Securities, the underwriters, dealers or agents may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level above that which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. See “Plan of Distribution”.

The Corporation’s outstanding Common Shares, cumulative rate reset preferred shares, Series A (the “Series A Preferred Shares”) and cumulative rate reset preferred shares, Series D (the “Series D Preferred Shares”) are listed and posted for trading on the TSX under the trading symbols “AQN”, “AQN.PR.A”, and “AQN.PR.D”, respectively. The Common Shares are also listed and posted for trading on the NYSE under the trading symbol “AQN”.

Unless otherwise specified in the applicable Prospectus Supplement, the Securities, other than Common Shares, Series A Preferred Shares and Series D Preferred Shares, will not be listed or posted for trading on any securities exchange. Accordingly, unless so specified, there will be no market through which these Securities may be sold and purchasers may not be able to resell securities purchased under this Prospectus. This may affect the pricing of the Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities and the extent of issuer regulation. See “Risk Factors”.

No underwriter or dealer has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

The registered and head office of the Corporation is located at 354 Davis Road, Oakville, Ontario, L6J 2X1.

Melissa Barnes, D. Randy Laney, Masheed Saidi and Dilek Samil, directors of the Corporation, each reside outside of Canada. Each of Ms. Barnes, Mr. Laney, Ms. Saidi and Ms. Samil has appointed Algonquin Power & Utilities Corp., 354 Davis Road, Oakville, Ontario, L6J 2X1 as his or her agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

Unless the context requires otherwise, all references in this Prospectus and any Prospectus Supplement to “the Corporation” refer to Algonquin Power & Utilities Corp. and the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. and partnership interests held by Algonquin Power & Utilities Corp. and its subsidiary entities.

CURRENCY

In this Prospectus, unless otherwise specified or the context requires otherwise, all dollar amounts are expressed in U.S. dollars. References to “dollars”, “$” or “US$” are to lawful currency of the United States of America. References to “Canadian dollars” or “C$” are to lawful currency of Canada.

The following table sets forth, for each of the periods indicated, the period end exchange rate, the average exchange rate and the high and low exchange rates of one Canadian dollar in exchange for U.S. dollars, based on the historical noon exchange rate for the years ended December 31, 2015 and 2016, and based on the daily exchange rate for the year ended December 31, 2017 and for the three months ended June 30, 2017 and 2018, in each case as reported by the Bank of Canada.

	Three months ended June 30,		Year ended December 31,
	2018	2017	2017	2016	2015
High	0.7967	0.7706	0.8245	0.7972	0.8527
Low	0.7513	0.7276	0.7276	0.6854	0.7148
Average	0.7747	0.7437	0.7708	0.7548	0.7820
Period End	0.7594	0.7706	0.7971	0.7448	0.7225

Unless otherwise indicated, financial information contained in this Prospectus and presented in both Canadian dollars and U.S. dollars has been translated to Canadian dollars using the daily exchange rate as reported by the Bank of Canada on September 17, 2018 of C$1.00 = $0.7681.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION

This Prospectus, including the documents incorporated by reference, may contain statements that constitute “forward-looking information” within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”) concerning anticipated future events, results, circumstances, performance or expectations with respect to the Corporation, including its business operations, strategy and financial performance and condition. The words “anticipates”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. All forward-looking information is given pursuant to the “safe harbour” provisions of applicable securities legislation.

The forecasts and projections that make up the forward-looking information contained in this Prospectus, including the documents incorporated by reference, are based on certain factors or assumptions which include, but are not limited to: the receipt of applicable regulatory approvals and requested rate decisions; the absence of material adverse regulatory decisions being received and the expectation of regulatory stability; the absence of any material equipment breakdown or failure; availability of financing on commercially reasonable terms and the stability of credit ratings of the Corporation and its subsidiaries; the absence of unexpected material liabilities or uninsured losses; the continued availability of commodity supplies and stability of commodity prices; the absence of sustained interest rate increases or significant currency exchange rate fluctuations; the absence of significant operational disruptions or liability due to natural disasters or catastrophic events; the continued ability to maintain systems and facilities to ensure their continued performance; the absence of a severe and prolonged downturn in general economic, credit, social and market conditions; the successful and timely development and construction of new projects; the absence of material capital project or financing cost overruns; sufficient liquidity and capital resources; the continuation of observed weather patterns and trends; the absence of significant counterparty defaults; the continued competitiveness of electricity pricing when compared with alternative sources of energy; the realization of the anticipated benefits of the Corporation’s acquisitions and joint ventures; the absence of a material change in political conditions or public policies and directions by governments materially negatively affecting the Corporation; the ability to obtain and maintain licenses and permits; the absence of a material decrease in market energy prices; the absence of material disputes with taxation authorities or changes to applicable tax laws; continued maintenance of information technology infrastructure and the absence of a material breach of cyber security; favourable relations with external stakeholders; and favourable labour relations.

The forward-looking information in this Prospectus, including the documents incorporated by reference, is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors which could cause results or events to differ materially from current expectations include, but are not limited to: changes in general economic, credit, social and market conditions; changes in customer energy usage patterns and energy demand; global climate change; the incurrence of environmental liabilities; natural disasters and other catastrophic events; the failure of information technology infrastructure and cybersecurity; the loss of key personnel and/or labour disruptions; seasonal fluctuations and variability in weather conditions and natural resource availability; reductions in demand for electricity, gas and water due to developments in technology; reliance on transmission systems owned and operated by third parties; issues arising with respect to land use rights and access to the Corporation’s facilities; critical equipment breakdown or failure; terrorist attacks; fluctuations in commodity prices; capital expenditures; reliance on subsidiaries; the incurrence of an uninsured loss; a credit rating downgrade; an increase in financing costs or limits on access to credit and capital markets; sustained increases in interest rates; currency exchange rate fluctuations; restricted financial flexibility due to covenants in existing credit agreements; an inability to refinance maturing debt on commercially reasonable terms; disputes with taxation authorities or changes to applicable tax laws; failure to identify appropriate projects to maximize the value of production tax credit qualified equipment; requirement for greater than expected contributions to post-employment benefit plans; default by a counterparty; inaccurate assumptions, judgments and/or estimates with respect to asset retirement obligations; failure to maintain required regulatory authorizations; changes to health and safety laws, regulations or permit requirements; failure to comply with and/or changes to environmental laws, regulations and other standards; compliance with new foreign laws or regulations; failure to identify attractive acquisition or development candidates necessary to pursue the Corporation’s growth strategy; delays and cost overruns in the design and construction of projects; loss of key customers; failure to realize the anticipated benefits of acquisitions; Atlantica Yield plc (“Atlantica”) or the Corporation’s joint venture with Abengoa, S.A. acting in a manner contrary to the Corporation’s best interests; facilities being condemned or otherwise taken by governmental entities; increased external stakeholder activism adverse to the Corporation’s interests; and fluctuations in the price and liquidity of the Corporation’s Common Shares. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Some of these and other factors are discussed in more detail in the AIF (as defined herein) under heading “Enterprise Risk Factors” and in the Corporation’s most recent annual and interim MD&A (as defined herein) under the heading “Enterprise Risk Management”.

Forward-looking information contained in this Prospectus, including the documents incorporated by reference, is made as of the date of this Prospectus or the documents incorporated by reference, as applicable, and based on the plans, beliefs, estimates, projections, expectations, opinions and assumptions of management on such date. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers should not place undue reliance on forward-looking information. While subsequent events and developments may cause the Corporation’s views to change, the Corporation disclaims any obligation to update any forward-looking information or to explain any material difference between subsequent actual events and such forward-looking information, except to the extent required by law. All forward-looking information contained or incorporated by reference in this Prospectus is qualified by these cautionary statements.

WHERE YOU CAN FIND MORE INFORMATION

The Corporation has filed with the SEC, under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to the Corporation, reference is made to the registration statement and to the schedules and exhibits filed therewith. Statements included in this Prospectus or the documents incorporated by reference herein about the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance prospective investors should refer to the copy of the document filed as an exhibit to the registration statement for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

The Corporation is subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and applicable Canadian securities legislation and, in accordance therewith, files certain reports with, and furnishes other information to, each of the SEC and certain securities commissions or similar regulatory authorities of Canada. Under the multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of the securities regulatory authorities in the applicable provinces of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. The Corporation’s reports and other information filed or furnished with or to the SEC are available from the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system at www.sec.gov as well as from commercial document retrieval services. You may also read (and by paying a fee, copy) any document the Corporation files with or furnishes to the SEC at the SEC’s public reference room in Washington, D.C. (100 F Street N.E., Washington, D.C. 20549). Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. The Corporation’s Canadian filings are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. Unless specifically incorporated by reference herein, documents filed or furnished by the Corporation on SEDAR or EDGAR are neither incorporated in nor part of this Prospectus or any Prospectus Supplement.

Investors should rely only on information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. The Corporation has not authorized anyone to provide the investor with different information. The Corporation is not making an offer of the Securities in any jurisdiction where the offer is not permitted. Investors should not assume that the information contained in this Prospectus is accurate as of any date other than the date on the front of this Prospectus, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus and the documents incorporated herein by reference are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates.

PRESENTATION OF FINANCIAL INFORMATION

The financial statements of the Corporation incorporated herein by reference and in any Prospectus Supplement are reported in U.S. dollars. Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus and any Prospectus Supplement has been prepared in accordance with generally accepted accounting principles in the United States.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Corporation at 354 Davis Road, Oakville, Ontario, L6J 2X1, telephone (905) 465-4500, and are also available electronically at www.sedar.com.

The following documents of the Corporation, filed with the securities commissions or similar authority in each of the provinces of Canada, are specifically incorporated by reference and form an integral part of this Prospectus:

(a)	the Corporation’s Annual Information Form dated March 7, 2018 for the year ended December 31, 2017 (the “AIF”);
(b)	the audited comparative consolidated financial statements of the Corporation as at and for the years ended December 31, 2017 and December 31, 2016, as reissued to reflect the change in reporting currency to the U.S. dollar, together with the auditors’ report thereon, as filed on SEDAR on August 9, 2018;
(c)	the Management’s Discussion and Analysis (“MD&A”) of the Corporation for the year ended December 31, 2017, as reissued to reflect the change in reporting currency to the U.S. dollar, as filed on SEDAR on August 9, 2018;
(d)	the Management Information Circular of the Corporation filed on SEDAR on May 17, 2018 in respect of the Corporation’s annual and special meeting of shareholders held on June 7, 2018;
(e)	the interim unaudited consolidated financial statements of the Corporation as at and for the three and six months ended June 30, 2018;
(f)	MD&A of the Corporation for the three and six months ended June 30, 2018;

(g)	the business acquisition report of the Corporation dated April 16, 2018 related to the Corporation’s acquisition of a 25% equity interest in Atlantica, including the pro forma consolidated financial statements of the Corporation and the consolidated financial statements of Atlantica attached thereto; and
(h)	the information statement of the Corporation dated September 7, 2018 related to the Corporation’s proposed acquisition of an additional approximately 16.5% interest in Atlantica, including the pro forma consolidated financial statements of the Corporation and the consolidated financial statements of Atlantica attached thereto.

All material change reports (excluding confidential material change reports), annual information forms, annual financial statements and the auditors’ report thereon, interim financial statements and related MD&A, information circulars, business acquisition reports, press releases that expressly state that they are incorporated herein by reference and any other documents as may be required to be incorporated herein by reference under applicable securities legislation which are filed with a securities regulatory authority in Canada or the U.S. after the date of this Prospectus, during the 25-month period that this Prospectus remains valid, shall be deemed to be incorporated by reference into this Prospectus to the extent required under applicable law.

Upon new audited annual financial statements and related MD&A being filed by the Corporation with, and where required, accepted by, the securities regulatory authority in each of the provinces of Canada during the term of this Prospectus, the previous audited annual financial statements and related MD&A and all interim financial statements and related MD&A shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon a new annual information form being filed by the Corporation with, and where required, accepted by, the securities regulatory authority in each of the provinces of Canada during the term of this Prospectus, the previous annual information form, any material change reports filed prior to the end of the financial year in respect of which the new annual information form is filed, any information circular filed prior to the start of such financial year and business acquisition reports filed prior to the commencement of the Corporation’s financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon new interim financial statements and related MD&A being filed by the Corporation with the securities regulatory authority in each of the provinces of Canada during the term of this Prospectus, all interim financial statements and related MD&A filed prior to the new interim financial statements and related MD&A shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon a new information circular relating to an annual meeting of shareholders of the Corporation being filed by the Corporation with the securities regulatory authority in each of the provinces of Canada during the term of this Prospectus, the information circular for the preceding annual meeting of shareholders of the Corporation shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

Any template version of any “marketing materials” (as such term is defined in National Instrument 41-101 – General Prospectus Requirements) filed after the date of a Prospectus Supplement and before the termination of the distribution of the Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) is deemed to be incorporated by reference in such Prospectus Supplement.

In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part, in the case of Form 6-K reports if and to the extent expressly provided in such report. In addition, the Corporation may incorporate by reference as an exhibit to the registration statement of which the Prospectus forms a part or into the Prospectus which forms a part of the registration statement, information from documents that the Corporation files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, if and to the extent expressly provided therein. The Corporation’s current reports on Form 6-K and annual reports on Form 40-F are available from the SEC’s EDGAR system at www.sec.gov.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to prospective purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements has been obtained. A Prospectus Supplement containing the specific terms of any Securities offered thereunder and other information relating to such Securities will be delivered to prospective purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the offering of the Securities to which the Prospectus Supplement pertains.

Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded, for the purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated herein by reference modifies or replaces such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of this Prospectus.

Prospective purchasers should rely only on the information contained in or incorporated by reference in this Prospectus or any Prospectus Supplement. The Corporation has not authorized anyone to provide prospective purchasers with different or additional information. The Corporation is not making an offer of Securities in any jurisdiction where the offer is not permitted by law. Prospective purchasers should not assume that the information contained in or incorporated by reference in this Prospectus or any Prospectus Supplement is accurate as of any date other than the date of the applicable document.

DESCRIPTION OF THE BUSINESS

General

Algonquin Power & Utilities Corp. was originally incorporated under the Canada Business Corporations Act on August 1, 1988 as Traduction Militech Translation Inc. Pursuant to articles of amendment dated August 20, 1990 and January 24, 2007, the Corporation amended its articles to change its name to Société Hydrogenique Incorporée – Hydrogenics Corporation and Hydrogenics Corporation – Corporation Hydrogenique, respectively. Pursuant to a certificate and articles of arrangement dated October 27, 2009, the Corporation, among other things, created a new class of Common Shares, transferred its existing operations to a newly formed independent corporation, exchanged new Common Shares for all of the trust units of Algonquin Power Co. and changed its name to Algonquin Power & Utilities Corp. The head and registered office of the Corporation is located at 354 Davis Road, Oakville, Ontario, L6J 2X1.

The Corporation’s operations are organized across two primary North American business units consisting of the Liberty Power Group, which owns and operates a diversified portfolio of non-regulated renewable and thermal electric generation assets; and the Liberty Utilities Group, which owns and operates a portfolio of regulated electric, natural gas, water distribution and wastewater collection utility systems, and transmission operations. The Corporation also owns a 25% beneficial stake in Atlantica, a company that acquires, owns and manages a diversified international portfolio of contracted renewable energy, power generation, electric transmission and water assets.

Liberty Power Group

The Liberty Power Group generates and sells electrical energy produced by its diverse portfolio of non-regulated renewable power generation and clean power generation facilities located across North America. The Liberty Power Group seeks to deliver continuing growth through development of new greenfield power generation projects and accretive acquisitions of additional electrical energy generation facilities.

The Liberty Power Group owns or has interests in hydroelectric, wind, solar, and thermal facilities with a combined generating capacity of approximately 1.7 GW. Approximately 88% of the electrical output from the hydroelectric, wind, and solar generating facilities is sold pursuant to long term contractual arrangements which have had a production-weighted average remaining contract life of approximately 14 years.

Liberty Utilities Group

The Liberty Utilities Group operates a diversified portfolio of regulated utility systems throughout the United States serving approximately 764,000 customers. The Liberty Utilities Group provides safe, high quality, and reliable services to its customers and seeks to deliver stable and predictable earnings to the Corporation. In addition to encouraging and supporting organic growth within its service territories, the Liberty Utilities Group seeks to deliver continued growth in earnings through accretive acquisitions of additional utility systems.

The Liberty Utilities Group’s regulated electrical distribution utility systems and related generation assets are located in the States of California, New Hampshire, Missouri, Kansas, Oklahoma, and Arkansas. The electric utility systems in total serve approximately 265,000 electric connections and operate a fleet of generation assets with net capacity of approximately 1.4 GW.

The Liberty Utilities Group’s regulated natural gas distribution utility systems are located in the States of Georgia, Illinois, Iowa, Massachusetts, New Hampshire and Missouri serving approximately 337,000 natural gas connections.

The Liberty Utilities Group’s regulated water distribution and wastewater collection utility systems are located in the States of Arizona, Arkansas, California, Illinois, Missouri and Texas, which together serve approximately 162,000 connections.

Corporate Development

The Corporation's international development activities are undertaken primarily by Abengoa-Algonquin Global Energy Solutions (“AAGES”), a newly formed joint venture with Abengoa S.A (“Abengoa”), an international infrastructure construction company. AAGES works with a global reach to identify, develop, and construct new renewable power generating facilities and water infrastructure assets. Once a project developed by AAGES has reached commercial operation, the Corporation will work with AAGES to jointly determine whether it would be optimal for such project to be held by the Corporation, remain in AAGES, or be offered for sale.

Complementing the formation of AAGES, the Corporation has acquired a 25% interest in Atlantica and has agreed, subject to certain governmental approvals and closing conditions, to acquire an additional approximately 16.5% interest in Atlantica from Abengoa. This additional investment in Atlantica is expected to close in the second half of 2018 and, following closing, the Corporation will hold an approximately 41.5% equity interest in Atlantica. This investment provides the Corporation with immediate accretion from an investment in a portfolio of high quality international clean energy and water infrastructure assets under long term contracts with high quality counterparties. More strategically, Atlantica represents a potential location into which AAGES’ international development projects may be held after commercial operations are achieved.

DESCRIPTION OF DEBT SECURITIES

In this section, “the Corporation” refers only to Algonquin Power & Utilities Corp. and not the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. and partnership interests held by Algonquin Power & Utilities Corp. and its subsidiary entities.

The following describes certain general terms and provisions of the Debt Securities. The particular terms and provisions of a series of Debt Securities offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in the Prospectus Supplement filed in respect of such Debt Securities.

The Debt Securities will be direct unsecured obligations of the Corporation and will be senior or subordinated indebtedness of the Corporation as described in the relevant Prospectus Supplement. The Debt Securities may be offered separately or together with other Securities. The Debt Securities will be issued under one or more indentures (each, a “Trust Indenture”) in each case between the Corporation and a trustee (or a U.S. trustee and a Canadian co-trustee) (an “Indenture Trustee”), determined by the Corporation in accordance with applicable laws. Any Debt

Securities offered or sold to persons in the U.S. pursuant to this Prospectus will be issued under a Trust Indenture substantially in the form of one of the Trust Indentures filed with the SEC as an exhibit to the Corporation’s registration statement of which this Prospectus is a part. A copy of any Trust Indenture or supplement thereto entered into by the Corporation will be filed with securities regulatory authorities and will be available on the Corporation’s SEDAR profile at www.sedar.com. The statements made below relating to the Trust Indenture and the Debt Securities to be issued thereunder are summaries of certain anticipated provisions thereof, are not complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Trust Indenture.

The Corporation conducts its business primarily through its subsidiaries. Accordingly, the ability of the Corporation to meet its obligations under the Debt Securities is dependent primarily on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to the Corporation. The Corporation’s subsidiaries are separate legal entities and have no independent obligation to pay dividends. Prior to paying dividends, the subsidiaries have financial obligations that must be satisfied, including among others, their operating expenses and obligations to creditors. Furthermore, subsidiaries which are regulated utilities are required by regulation to maintain a minimum equity-to-total capital ratio that may restrict their ability to pay dividends to the Corporation or may require that the Corporation contribute capital. In the future, laws or regulations may be enacted that prohibit or further restrict the ability of the subsidiaries to pay upstream dividends or to repay intercorporate indebtedness. In addition, the rights that the Corporation and its creditors would have to participate in the assets of any such subsidiary upon the subsidiary’s liquidation or recapitalization will be subject to the prior claims of the subsidiary’s creditors. Certain subsidiaries have incurred substantial amounts of debt in the operation and expansion of their businesses, and it is anticipated that certain subsidiaries will continue to do so in the future.

Holders of Debt Securities will generally have a junior position to claims of creditors of the Corporation’s subsidiaries, including trade creditors, debt holders, secured creditors, taxing authorities, guarantee holders and any holders of preference or preferred shares. In addition to trade debt, certain operating subsidiaries have ongoing corporate debt programs used to finance their business activities. The Debt Securities will be effectively subordinated to any existing and future secured obligations to the extent of the value of the collateral securing such obligations. The Debt Securities will be structurally subordinated to all liabilities and any preference or preferred shares of the Corporation’s subsidiaries.

Unless otherwise specified in a Prospectus Supplement, the Trust Indentures will not limit the amount of indebtedness or preference or preferred shares issuable by the Corporation or its subsidiaries.

The following description of the Debt Securities is only a summary and is not intended to be comprehensive. For additional information you should refer to the Trust Indenture under which such Debt Securities are issued.

General

The Trust Indentures will not limit the amount of Debt Securities that may be issued thereunder. The Corporation may issue Debt Securities from time to time under a Trust Indenture in one or more series by entering into supplemental indentures or by its board of directors or a duly authorized committee authorizing the issuance. The Debt Securities of a series need not be issued at the same time, bear interest at the same rate or mature on the same date.

The Prospectus Supplement for a particular series of Debt Securities will disclose the specific terms of such Debt Securities, including the price or prices at which the Debt Securities to be offered will be issued. Those terms may include some or all of the following:

(a)	the title of the series;
(b)	the total principal amount of the Debt Securities of the series;
(c)	the date or dates on which principal is payable or the method for determining the date or dates, and any right that the Corporation has to change the date on which principal is payable;
(d)	the interest rate or rates, if any, or the method for determining the rate or rates, and the date or dates from which interest will accrue;
(e)	any interest payment dates and the regular record date for the interest payable on each interest payment date, if any;

(f)	whether the Corporation may extend the interest payment periods and, if so, the terms of the extension;
(g)	the place or places where payments will be made;
(h)	whether the Corporation has the option to redeem the Debt Securities and, if so, the terms of such redemption option;
(i)	any obligation that the Corporation has to redeem the Debt Securities through a sinking fund or to purchase the Debt Securities through a purchase fund or at the option of the holder;
(j)	any conversion or exchange right granted to holders, the terms and conditions thereof and the number and designation of the securities to be received by holders on any such conversion or exchange;
(k)	the currency in which the Debt Securities may be purchased and in which the principal and any interest is payable;
(l)	if payments may be made, at the election of the Corporation or at the holder’s election, in a currency other than that in which the Debt Securities are stated to be payable, then the currency in which those payments may be made, the terms and conditions of the election and the manner of determining those amounts;
(m)	the portion of the principal payable upon acceleration of maturity, if other than the entire principal;
(n)	whether the Debt Securities will be issuable as global securities and, if so, the securities depositary;
(o)	the events of default or covenants with respect to the Debt Securities;
(p)	any index or formula used for determining principal, premium or interest;
(q)	the terms of the subordination of any series of subordinated debt;
(r)	if the principal payable on the maturity date will not be determinable on one or more dates prior to the maturity date, the amount which will be deemed to be such principal amount or the manner of determining it;
(s)	the person to whom any interest shall be payable if other than the person in whose name the Debt Security is registered on the regular record date for such interest payment; and
(t)	any other terms.

The Debt Securities offered pursuant to this Prospectus and any Prospectus Supplement may be represented by instalment receipts, the particular terms and provisions of which will be described in the applicable Prospectus Supplement and set out in an instalment receipt and pledge agreement or similar agreement. Any such instalment receipt will evidence, among other things, (a) the fact that a first instalment payment has been made in respect of the Debt Securities represented thereby and (b) the beneficial ownership of the Debt Securities represented by the instalment receipt, subject to a pledge of such Debt Securities securing the obligation to pay the balance outstanding under such Debt Securities on or prior to a certain date. Debt Securities represented by instalment receipts will not be offered or sold to persons in the U.S. pursuant to this Prospectus. A copy of any such instalment receipt and pledge agreement or similar agreement will be filed by the Corporation with securities regulatory authorities after it has been entered into and will be available on the Corporation’s SEDAR profile at www.sedar.com.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

In this section, “the Corporation” refers only to Algonquin Power & Utilities Corp. and not the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. and partnership interests held by Algonquin Power & Utilities Corp. and its subsidiary entities.

The particular terms and provisions of Subscription Receipts offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Subscription Receipts. This description will include, where applicable:

(a)	the number of Subscription Receipts;
(b)	the price at which the Subscription Receipts will be offered;
(c)	the procedures for the exchange of the Subscription Receipts into Common Shares or other securities;

(d)	the number of Common Shares or other securities that may be obtained upon exercise of each Subscription Receipt;
(e)	the designation and terms of any other securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Common Share or security;
(f)	the terms applicable to the gross proceeds from the sale of the Subscription Receipts plus any interest earned thereon;
(g)	the material tax consequences of owning Subscription Receipts; and
(h)	any other material terms and conditions of the Subscription Receipts.

Subscription Receipts may be offered separately or in combination with one or more other Securities. The Subscription Receipts will be issued under a subscription receipt agreement. A copy of the subscription receipt agreement will be filed by the Corporation with the securities regulatory authorities in each of the provinces of Canada and with the SEC in the U.S. after it has been entered into by the Corporation and will be available electronically at www.sedar.com.

DESCRIPTION OF EQUITY SECURITIES

In this section, “the Corporation” refers only to Algonquin Power & Utilities Corp. and not the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. and partnership interests held by Algonquin Power & Utilities Corp. and its subsidiary entities.

The following describes certain general terms and provisions of Equity Securities in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Equity Securities offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Equity Securities. This summary does not purport to be complete and is subject to, and qualified by, reference to the terms of the Corporation’s articles, a copy of which has been filed with the securities regulatory authorities in each of the provinces of Canada and is available electronically at www.sedar.com.

General

The authorized share capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares issuable in one or more series. As of September 17, 2018, there were 473,878,656 Common Shares, 4,800,000 Series A Preferred Shares, nil cumulative floating rate preferred shares, series B (the “Series B Preferred Shares”), 100 series C preferred shares (the “Series C Preferred Shares”), 4,000,000 Series D Preferred Shares and nil cumulative floating rate preferred shares, Series E (the “Series E Preferred Shares”) outstanding.

The Equity Securities may be offered separately or together with other Securities. The particular terms and provisions of the Equity Securities offered by a Prospectus Supplement and the extent to which these general terms and provisions apply will be described in such Prospectus Supplement.

Common Shares

The holders of Common Shares are entitled to dividends if, as and when declared by the board of directors of the Corporation, to one vote per share at meetings of the holders of Common Shares and to receive a pro rata share of any remaining property and assets of the Corporation upon liquidation, dissolution or winding up of the Corporation. All Common Shares are of the same class and with equal rights and privileges and are not subject to future calls or assessments. As of September 17, 2018, there were 473,878,656 Common Shares issued and outstanding.

The Corporation currently pays a quarterly dividend of $0.1282 per Common Share for a total annual dividend of $0.5128 per Common Share. However, any future determination to pay dividends will be at the discretion of the Corporation’s board of directors and will be dependent upon the Corporation’s cash flow from operations, financial condition, financial leverage, working capital requirements and investment opportunities, as well as general economic conditions and other factors deemed relevant by the Corporation’s board of directors.

The Corporation has adopted a shareholder rights plan as amended, restated and continued as of June 9, 2016 and approved by shareholders on June 9, 2016. A copy of the shareholder rights plan has been filed with the securities regulatory authority in each of the provinces of Canada and is available electronically at www.sedar.com. For additional information on the shareholder rights plan, see “Shareholders’ Rights Plan” in the AIF.

Preferred Shares

The Corporation is authorized to issue an unlimited number of Preferred Shares, issuable in one or more series, containing terms and conditions as approved by the board of directors of the Corporation, which may include voting rights. The Preferred Shares of each series will rank equally with the Preferred Shares of every other series and will rank in priority to the Common Shares with respect to dividends and return of capital in the event of liquidation, dissolution or winding up of the Corporation.

The articles of the Corporation, which include the terms of the Series A Preferred Shares, the Series B Preferred Shares, the Series C Preferred Shares, the Series D Preferred Shares and the Series E Preferred Shares, are available on the Corporation’s SEDAR profile at www.sedar.com. For a detailed description of the terms and conditions of the Corporation’s existing series of Preferred Shares, see “Description of Capital Structure” in the AIF. The specific terms of any series of Preferred Shares to be issued hereunder will be as described in a Prospectus Supplement. Accordingly, the statements made or incorporated by reference in this section may not apply to a particular series of Preferred Shares.

DESCRIPTION OF THE WARRANTS

In this section, “the Corporation” refers only to Algonquin Power & Utilities Corp. and not the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. and partnership interests held by Algonquin Power & Utilities Corp. and its subsidiary entities.

The following describes certain general terms and provisions of the Warrants. The particular terms and provisions of the Warrants offered pursuant to a Prospectus Supplement, and the extent to which the general terms described below apply to those Warrants, will be described in such Prospectus Supplement. The following description and any description of Warrants in the applicable Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the applicable warrant agreement and, if applicable, collateral arrangements and depositary arrangements relating to such Warrants.

The Corporation may issue Warrants for the purchase of Common Shares. Warrants may be issued independently or together with other Securities offered by any Prospectus Supplement and may be attached to, or separate from, any such offered Securities. Warrants will be issued under one or more warrant agreements between the Corporation and a warrant agent that the Corporation will name in the Prospectus Supplement.

Any Prospectus Supplement for Warrants will contain the terms and other information with respect to the Warrants being offered thereby, including:

(a)	the designation of the Warrants;
(b)	the aggregate number of Warrants offered and the offering price;
(c)	the designation, number and terms of the Common Shares purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;
(d)	the exercise price of the Warrants;
(e)	the dates or periods during which the Warrants are exercisable;
(f)	the designation and terms of any Securities with which the Warrants are issued;
(g)	if the Warrants are issued as a Unit with another Security, the date on and after which the Warrants and the other security will be separately transferable;
(h)	the currency or currency unit in which the exercise price is denominated;
(i)	any minimum or maximum amount of Warrants that may be exercised at any one time;
(j)	whether such Warrants will be listed on any securities exchange;
(k)	any terms, procedures and limitations relating to the transferability or exercise of the Warrants;
(l)	whether the Warrants will be issued in fully registered or “book-entry only” form; and

(m)	any other material terms and conditions of the Warrants.

DESCRIPTION OF THE UNITS

In this section, “the Corporation” refers only to Algonquin Power & Utilities Corp. and not the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. and partnership interests held by Algonquin Power & Utilities Corp. and its subsidiary entities.

The following describes certain general terms and provisions of the Units. The particular terms and provisions of the Units offered pursuant to a Prospectus Supplement, and the extent to which the general terms described below apply to those Units, will be described in such Prospectus Supplement. The following description and any description of Units in the applicable Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to any agreement, collateral arrangements and depositary arrangements relating to such Units.

The Corporation may issue Units comprised of one or more of the Securities described in this Prospectus in any combination, including fractions of such Securities. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement (if any) under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

Any Prospectus Supplement for Units will contain the terms and other information with respect to the Units being offered thereby, including:

(a)	the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;
(b)	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of any Securities comprising the Units;
(c)	whether the Units will be issued in fully registered or “book-entry only” form; and
(d)	any other material terms and conditions of the Units.

BOOK-ENTRY ONLY SECURITIES

Securities issued in “book-entry only” form must be purchased, transferred or redeemed through participants (“CDS Participants”) in the depository service of CDS Clearing and Depository Services Inc. or a successor (collectively, “CDS”). Each of the underwriters, dealers or agents, as the case may be, named in an accompanying Prospectus Supplement will be a CDS Participant or will have arrangements with a CDS Participant. On the closing of a book-entry only offering, the Corporation may cause a global certificate or certificates representing the aggregate number of Securities subscribed for under such offering to be delivered to, and registered in the name of, CDS or its nominee. Except as described below, no purchaser of Securities will be entitled to a certificate or other instrument from the Corporation or CDS evidencing that purchaser’s ownership thereof, and no purchaser will be shown on the records maintained by CDS except through a book-entry account of a CDS Participant acting on behalf of such purchaser. Each purchaser of Securities will receive a customer confirmation of purchase from the registered dealer from which the Securities are purchased in accordance with the practices and procedures of that registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. CDS will be responsible for establishing and maintaining book-entry accounts for its CDS Participants having interests in the Securities. Reference in this Prospectus to a holder of Securities means, unless the context requires otherwise, the owner of the beneficial interest in the Securities.

If the Corporation determines, or CDS notifies the Corporation in writing, that CDS is no longer willing or able to discharge properly its responsibilities as depository with respect to the Securities and the Corporation is unable to locate a qualified successor, or if the Corporation at its option elects, or is required by law, to terminate the book-entry system, then the Securities will be issued in fully registered form to holders or their nominees.

Transfer, Conversion or Redemption of Securities

Transfer of ownership, conversion or redemption of Securities will be effected through records maintained by CDS or its nominee for such Securities with respect to interests of CDS Participants, and on the records of CDS Participants with respect to interests of persons other than CDS Participants. Holders who desire to purchase, sell or otherwise transfer ownership of or other interests in the Securities may do so only through CDS Participants.

The ability of a holder to pledge a Security or otherwise take action with respect to such holder’s interest in a Security (other than through a CDS Participant) may be limited due to the lack of a physical certificate.

Payments and Notices

Payments of principal, redemption price, if any, dividends and interest, as applicable, on each Security will be made by the Corporation to CDS or its nominee, as the case may be, as the registered holder of the Security and the Corporation understands that such payments will be credited by CDS or its nominee in the appropriate amounts to the relevant CDS Participants. Payments to holders of Securities of amounts so credited will be the responsibility of the CDS Participants.

As long as CDS or its nominee is the registered holder of the Securities, CDS or its nominee, as the case may be, will be considered the sole owner of the Securities for the purposes of receiving notices or payments on the Securities. In such circumstances, the responsibility and liability of the Corporation in respect of notices or payments on the Securities is limited to giving or making payment of any principal, redemption price, if any, dividends and interest due on the Securities to CDS or its nominee.

Each holder must rely on the procedures of CDS and, if such holder is not a CDS Participant, on the procedures of the CDS Participant through which such holder owns its interest, to exercise any rights with respect to the Securities. The Corporation understands that under existing policies of CDS and industry practices, if the Corporation requests any action of holders or if a holder desires to give any notice or take any action which a registered holder is entitled to give or take with respect to the Securities, CDS would authorize the CDS Participant acting on behalf of the holder to give such notice or to take such action, in accordance with the procedures established by CDS or agreed to from time to time by the Corporation, any Indenture Trustee, warrant agent or subscription receipt agent and CDS. Any holder that is not a CDS Participant must rely on the contractual arrangement it has directly, or indirectly through its financial intermediary, with its CDS Participant to give such notice or take such action.

The Corporation, the underwriters or agents and any Indenture Trustee identified in an accompanying Prospectus Supplement, as applicable, will not have any liability or responsibility for (i) records maintained by CDS relating to beneficial ownership interest in the Securities held by CDS or the book-entry accounts maintained by CDS; (ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership interest; or (iii) any advice or representation made by or with respect to CDS and contained herein or in any Trust Indenture with respect to the rules and regulations of CDS or at the directions of the CDS Participants.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the share and loan capitalization of the Corporation since June 30, 2018, the date of the most recently filed unaudited consolidated financial statements of the Corporation.

TRADING PRICES AND VOLUMES

The outstanding Common Shares, Series A Preferred Shares and Series D Preferred Shares are traded on the TSX under the trading symbols “AQN”, “AQN.PR.A” and “AQN.PR.D”, respectively. The outstanding Common Shares are also traded on the NYSE under the trading symbol “AQN”. On September 17, 2018, the last trading day prior to the date of this Prospectus, (i) the closing price of the Common Shares on the TSX and the NYSE was C$13.77 and $10.56 per Common Share, respectively; (ii) the closing price of the Series A Preferred Shares on the TSX was C$23.24; and (iii) the closing price of the Series D Preferred Shares on the TSX was C$24.64. Trading price and volume of the Common Shares will be provided as required for each Prospectus Supplement.

EARNINGS-COVERAGE RATIOS

Earnings coverage ratios will be provided as required in the applicable Prospectus Supplement(s) with respect to any offering and sale of Debt Securities having a term to maturity in excess of one year or Preferred Shares pursuant to this Prospectus.

PRIOR SALES

Prior sales of the Corporation’s Securities will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, the net proceeds resulting from the issue of Securities will be used to repay indebtedness and for general corporate purposes, including in connection with acquisitions and investments by the Corporation.

All expenses incurred in connection with this Prospectus, any offerings of Securities hereunder and related commissions will be paid out of the Corporation’s general funds.

PLAN OF DISTRIBUTION

The Corporation may sell Securities (i) to or through underwriters, dealers or agents or (ii) directly to one or more purchasers. The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale (including, without limitation, sales deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions, including sales made directly on the TSX and the NYSE or other existing trading markets for the Securities), at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Corporation. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

The Prospectus Supplement for any of the Securities being offered thereby will set forth the terms of the offering of such Securities, including the name or names of any underwriters, dealers or agents, the purchase price of such Securities, the proceeds to the Corporation from such sale, any underwriting discounts or commissions and other items constituting underwriters’ or agents’ compensation, any public offering price and any discounts or concessions allowed or re-allowed or paid by any underwriter to other dealers. Only underwriters so named in the Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby.

If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, at market prices prevailing at the time of sale or at prices related to such prevailing market prices. The obligations of the underwriters to purchase such Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Securities offered by the Prospectus Supplement if any of such Securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to underwriters, dealers or agents may be changed from time to time.

The Securities may also be sold (i) directly by the Corporation at such prices and upon such terms as agreed to by the Corporation and the purchasers or (ii) through agents designated by the Corporation from time to time. Any agent involved in the offering and sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Corporation to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent is acting on a best efforts basis for the period of its appointment.

The Corporation may agree to pay the underwriters or agents a commission for various services relating to the issue and sale of any Securities offered hereby. Any such commission will be paid out of the general corporate funds of the Corporation. Underwriters and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Corporation to indemnification by the Corporation against certain liabilities, including liabilities under the U.S. Securities Act and Canadian securities legislation, or to contribution with respect to payments which such underwriters or agents may be required to make in respect thereof.

Each series or issue of Debt Securities, Subscription Receipts, Warrants and Units will be a new issue of securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to an issue of such Securities, such Securities will not be listed on any securities or stock exchange.

Subject to any applicable securities legislation, and other than in relation to an “at-the-market” distribution, in connection with any offering of Securities, the underwriters, dealers or agents may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level above that which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. Any underwriters or agents to or through whom Securities are sold by the Corporation may make a market in the Securities, but they will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that a trading market in any of the Securities (other than Equity Securities) will develop or as to the liquidity of any trading market for the Securities.

Unless otherwise specified in a Prospectus Supplement, the Securities will not be registered under the U.S. Securities Act, as amended.

RISK FACTORS

An investment in the Securities is subject to certain risks. Discussions of certain risk factors affecting the Corporation in connection with the Corporation’s businesses are provided in the Corporation’s disclosure documents filed from time to time with the securities regulatory authorities in each of the provinces of Canada which are incorporated by reference in this Prospectus. In particular, see “Enterprise Risk Management” in the Corporation’s most recent annual and interim MD&A and “Enterprise Risk Factors” in the AIF.

Before deciding whether to invest in any Securities, investors should consider carefully the risks described in the documents incorporated by reference in this Prospectus (including subsequently filed documents incorporated by reference) and those described in a Prospectus Supplement relating to a specific offering of Securities.

INTERESTS OF EXPERTS

Unless otherwise specified in a Prospectus Supplement, certain legal matters in connection with the Securities offered hereby will be passed upon by Blake, Cassels & Graydon LLP on behalf of the Corporation with respect to Canadian legal matters, and by Gibson, Dunn & Crutcher LLP with respect to U.S. legal matters. As of the date hereof, the partners and associates of Blake, Cassels & Graydon LLP, as a group, and Gibson, Dunn & Crutcher LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Corporation, respectively.

Ernst & Young LLP, the auditors of the Corporation, have confirmed that they are: (i) independent with respect to the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and (ii) independent accountants with respect to the Corporation under all relevant U.S. professional and regulatory standards.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are Ernst & Young LLP, Chartered Professional Accountants, EY Tower, 100 Adelaide Street West, Toronto, Ontario M5H 0B3.

The auditors of Atlantica are Deloitte, S.L., Plaza Pablo Ruiz Torre Picasso 1, 28020 Madrid, Spain.

AST Trust Company (Canada) is the registrar and transfer agent of the Corporation. Registers for the registration and transfer of the securities in registered form of the Corporation are kept at the offices of AST Trust Company (Canada) in Toronto, Montréal, Vancouver, Calgary, and Halifax. AST Trust Company is the registrar and transfer agent of the Corporation in the U.S. Registers for the registration and transfer of securities issued in the U.S. in registered form of the Corporation are kept at the offices of AST Trust Company in Brooklyn, New York.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

Original purchasers of Debt Securities, Subscription Receipts, Warrants or Preferred Shares (or Units comprised wholly or partly of such Securities) which are convertible, exchangeable or exercisable into other securities of the Corporation will have a contractual right of rescission against the Corporation in respect of the conversion, exchange or exercise of such Securities. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under Section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under Section 130 of the Securities Act (Ontario) or otherwise at law.

In an offering of Debt Securities, Subscription Receipts, Warrants or Preferred Shares (or Units comprised wholly or partly of such Securities) which are convertible, exchangeable or exercisable into other securities of the Corporation, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which the Debt Securities, Subscription Receipts, Warrants or Preferred Shares (or Units comprised wholly or partly of such Securities) are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion, exchange or exercise, as applicable, of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal adviser. This contractual right of rescission does not extend to holders of Debt Securities, Subscription Receipts, Warrants or Preferred Shares (or Units comprised wholly or partly of such Securities)who acquire such Debt Securities, Subscription Receipts, Warrants or Preferred Shares (or Units comprised wholly or partly of such Securities) from an initial purchaser, on the open market or otherwise, or to initial purchasers who acquire Warrants in the U.S.

ENFORCEMENT OF CERTAIN CIVIL LIABILITIES

The Corporation is incorporated under the laws of Canada and its registered and head office is in Canada. Most of the Corporation’s directors and officers, and some or all of the experts named in this Prospectus, are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets, and a substantial portion of the Corporation’s assets, are located outside the U.S. The Corporation has appointed an agent for service of process in the U.S. but it may be difficult for holders of Securities who reside in the U.S. to effect service within the U.S. upon the Corporation or those directors, officers and experts who are not residents of the U.S. Investors should not assume that a Canadian court would enforce a judgment of a U.S. court obtained in an action against the Corporation or such other persons predicated on the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the U.S. or would enforce, in original actions, liabilities against the Corporation or such persons predicated on the U.S. federal securities laws or any such state securities or “blue sky” laws. The Corporation has been advised by its Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Corporation has also been advised by Blake, Cassels & Graydon LLP, however, that there is a substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

The Corporation filed with the SEC, concurrently with its registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed CT Corporation System as its agent for service of process in the U.S. in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving the Corporation in a U.S. court arising out of or related to or concerning an offering of Securities under this Prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part insofar as required by the SEC’s Form F-10:

•	the documents set out under the heading “Documents Incorporated by Reference” in this Prospectus;
•	the consents of auditors and counsel;
•	the powers of attorney from the directors and certain officers of the Corporation;
•	the appointment of agent for service of process and undertaking on Form F-X;
•	the forms of Trust Indenture; and
•	the statements of eligibility of the trustee on Form T-1.

A copy of the form of warrant indenture and subscription receipt agreement, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed with, or furnished to, the SEC under the U.S. Exchange Act.

ALGONQUIN POWER & UTILITIES CORP.

U.S.$350,000,000
6.20% Fixed-to-Floating Subordinated Notes – Series 2019-A due July 1, 2079
Preferred Shares Issuable Upon Automatic Conversion

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

BofA Merrill Lynch	J.P. Morgan	RBC Capital Markets	Wells Fargo Securities

May 16, 2019